Exhibit 99.1

          3rd Quarter 2011 • Report to Shareholders • Three and nine months ended July 31, 2011

TD Bank Group Reports Third Quarter 2011 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:
•	Reported diluted earnings per share were $1.58, compared with $1.29.
•	Adjusted diluted earnings per share were $1.72, compared with $1.43.
•	Reported net income was $1,450 million, compared with $1,177 million.
•	Adjusted net income was $1,578 million, compared with $1,304 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2011, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $4.72, compared with $4.03.
•	Adjusted diluted earnings per share were $5.05, compared with $4.40.
•	Reported net income was $4,323 million, compared with $3,650 million.
•	Adjusted net income was $4,617 million, compared with $3,968 million.

Adjusted results are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $102 million after tax (11 cents per share), compared with $117 million after tax (12 cents per share) in the third quarter last year.
•
A gain of $3 million after tax, due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a loss of $14 million after tax (2 cents per share) in the third quarter last year.

•
Integration and restructuring charges of $28 million after tax (3 cents per share), relating to the U.S. Personal and Commercial Banking acquisitions, compared with $5 million after tax (1 cent per share) in the third quarter last year.

•
A gain of $5 million after tax (1 cent per share), due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a gain of $9 million after tax (1 cent per share) in the third quarter last year.

•	Integration charges of $6 million after tax (1 cent per share), relating to the Chrysler Financial acquisition.

TORONTO, September 1, 2011 - TD Bank Group (TD or the Bank) today announced its financial results for the third quarter ended July 31, 2011. Overall results for the quarter reflected very strong retail earnings performance, as well as a challenging environment for Wholesale Banking.
“This was a great quarter for TD, with truly impressive performance from our retail businesses on both sides of the border, setting another record for total adjusted retail earnings,” said Ed Clark, Group President and Chief Executive Officer, TD. “We’re also pleased to announce a dividend increase of 2 cents per common share, marking the second time we’ve raised dividends this year. The board’s decision to raise the dividend shows confidence in the strength of TD’s customer-focused business model and our continuing ability to deliver long-term, profitable growth.”

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted earnings of $954 million for the quarter, up 13% from the third quarter last year. TD Canada Trust (TDCT) reported solid volume growth in business deposits, business lending, real estate secured lending, and indirect lending, as well as lower PCL. During the quarter, TDCT was ranked highest in Canadian banking customer satisfaction for the sixth consecutive year by J.D. Power and Associates.
Subsequent to the end of the quarter, TD and Bank of America Corporation announced a definitive agreement under which TD will purchase MBNA Canada's credit card portfolio, as well as certain other assets and liabilities. Subject to regulatory approvals and the satisfaction of customary closing conditions, the transaction is expected to close in the first quarter of fiscal 2012.
“This was another record quarter for Canadian Personal and Commercial Banking, thanks to a strong performance from our business bank and our insurance business, as well as resilience in real estate secured lending, lower levels of loan losses and a continued focus on expense management. Margins also remained relatively stable, despite ongoing price competition,” said Tim Hockey, Group Head, Canadian Banking and Auto Finance, TD. “We expect to see a strong finish to the year, with growth in insurance and commercial banking partially offset by a slowdown in personal lending. We continue to make strategic investments for the future, and we’re also excited about our agreement to acquire MBNA Canada’s credit card business, which will allow us to offer both Visa and MasterCard to our customers and will position us as one of Canada’s top credit card issuers.”

Wealth Management
Global Wealth net income, which excludes TD’s reported investment in TD Ameritrade, was $147 million in the quarter, up 26% from the same period last year, largely driven by fee-based revenue from higher client assets, as well as increased net interest margin. TD Ameritrade contributed $48 million in earnings to the segment, down 23% from the third quarter last year.
“This was a good quarter for our business, with healthy trading volumes and good year-over-year asset growth,” said Mike Pedersen, Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. “While the volatile swings we’ve seen recently in the equity markets make it difficult to predict short-term performance, we’re confident we are on track to deliver a very strong year.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$328 million in reported net income for the quarter, up 21% from the same period last year. On an adjusted basis, the segment earned US$357 million, up 29% from the third quarter of last year. Revenue in U.S. dollar terms grew 30% from the same period last year, primarily driven by strong organic volume growth, and acquisitions.
“The third quarter marked a record performance for TD Bank, America’s Most Convenient Bank, thanks to strong growth in deposit volumes as well as in residential mortgages and commercial lending. Our acquisitions are performing well and, thanks to our strong commitment to customers, we’ve been well received in the new markets we have entered since last year,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking, TD. “We hope to see our momentum continue for the balance of 2011, although we are cautious about broader confidence in the U.S. economic recovery and we continue to face a challenging regulatory environment.”

Wholesale Banking
Wholesale Banking reported net income of $108 million, down 40% from the same period last year. The results reflected lower revenue in fixed income and currency trading, partially offset by improved investment banking fees and securities gains.
   “This was a difficult quarter. Markets came under heavy pressure from the European and U.S. debt crises, as well as weaker than expected U.S. economic data, all of which had a significant impact on our fixed income trading businesses,” said Bob Dorrance, Group Head, Wholesale Banking, TD. “We expect markets to remain challenging, but will continue to drive our client-focused strategy and leverage the strength of our franchise businesses to mitigate any downturn in our capital markets businesses.”

Corporate
The Corporate segment, which includes the Bank’s other activities, recorded a net loss of $124 million on a reported basis, compared with $304 million in the same period last year, and a net loss of $24 million on an adjusted basis, compared with $182 million in the same period last year. The lower loss was primarily due to the change in allocation methodology implemented in the current fiscal year and more favourable results from hedging and other treasury-related activities.

Capital
TD’s Tier 1 capital ratio was 12.9% in the quarter, up from 12.7% last quarter. Capital quality remained very high, with tangible common equity comprising more than 80% of Tier 1 capital. TD expects to be comfortably above the 7% Basel III requirement on a fully phased-in basis by the second quarter of fiscal 2012.

Conclusion
“These are excellent results and we remain confident TD is on target to deliver its best year on record,” Clark said. “With that said, we’re cautious about our outlook for 2012 and expect that it will still be some time before the economy strengthens. We remain focused on managing the pace at which our expenses are growing, but we will also continue to make smart investments to strengthen TD for the future. Despite the uncertain environment, we believe we have the right strategy and earnings mix to continue to deliver strong results and ensure TD is well positioned for ongoing growth.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 3

	CONTENTS

1	THIRD QUARTER FINANCIAL HIGHLIGHTS and	38	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	45	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
5	Financial Highlights	46	Interim Consolidated Balance Sheet
6	How We Performed	47	Interim Consolidated Statement of Income
11	Financial Results Overview	48	Interim Consolidated Statement of Changes in
15	How Our Businesses Performed		Shareholders’ Equity
26	Balance Sheet Review	49	Interim Consolidated Statement of Comprehensive Income
27	Credit Portfolio Quality	50	Interim Consolidated Statement of Cash Flows
30	Capital Position	51	Notes to Interim Consolidated Financial Statements
31	Managing Risk
35	Off-Balance Sheet Arrangements	66	SHAREHOLDER AND INVESTOR INFORMATION
37	Quarterly Results

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this report in the “Business Outlook” section for each business segment, in the “Performance Summary” and in other statements regarding the Bank’s objectives and priorities for 2011 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2010 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How We Performed” section of the 2010 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2010 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2010 Annual Report under the headings “Economic Summary and Outlook”, as updated in this report; for each business segment, “Business Outlook and Focus for 2011”, as updated in this report under the headings “Business Outlook”; and for the Corporate segment in this report under the heading “Outlook”.
    Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s investors and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the three and nine months ended July 31, 2011, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2010 Annual Report. This MD&A is dated September 1, 2011. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2010 Annual Report or Interim Consolidated Financial Statements and related Notes prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2010 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Results of operations
Total revenue	$5,347	$5,122	$4,744	$15,929	$14,548
Provision for credit losses	374	343	339	1,131	1,221
Non-interest expenses	3,207	3,201	2,966	9,601	8,900
Net income - reported	1,450	1,332	1,177	4,323	3,650
Net income - adjusted1	1,578	1,451	1,304	4,617	3,968
Economic profit2	533	466	208	1,551	771
Return on common equity - reported	14.4%	14.0%	12.2%	14.6%	13.1%
Return on invested capital2	13.8%	13.4%	12.0%	13.8%	12.5%
Financial position
Total assets	$664,812	$629,867	$603,467	$664,812	$603,467
Total risk-weighted assets	207,805	202,669	189,190	207,805	189,190
Total shareholders’ equity	43,275	41,330	41,336	43,275	41,336
Financial ratios
Efficiency ratio - reported	60.0%	62.5%	62.5%	60.3%	61.2%
Efficiency ratio - adjusted1	56.5	59.4	58.8	57.4	57.6
Tier 1 capital to risk-weighted assets	12.9	12.7	12.5	12.9	12.5
Provision for credit losses as a % of net average loans	0.51	0.50	0.51	0.54	0.63
Common share information - reported (Dollars)
Earnings per share
Basic	$1.59	$1.46	$1.30	$4.75	$4.05
Diluted	1.58	1.46	1.29	4.72	4.03
Dividends per share	0.66	0.66	0.61	1.93	1.83
Book value per share	44.87	42.81	43.41	44.87	43.41
Closing share price	76.49	81.92	73.16	76.49	73.16
Shares outstanding (millions)
Average basic	886.6	883.1	870.2	883.0	864.4
Average diluted	891.2	888.3	875.1	887.7	869.6
End of period	888.8	886.1	874.1	888.8	874.1
Market capitalization (billions of Canadian dollars)	$68.0	$72.6	$63.9	$68.0	$63.9
Dividend yield	3.1%	3.1%	3.4%	3.2%	3.5%
Dividend payout ratio	41.6%	45.1%	47.2%	40.7%	45.2%
Price to earnings ratio	13.2	14.9	14.2	13.2	14.2
Common share information - adjusted (Dollars)1
Earnings per share
Basic	$1.73	$1.60	$1.44	$5.08	$4.42
Diluted	1.72	1.59	1.43	5.05	4.40
Dividend payout ratio	38.1%	41.3%	42.4%	38.0%	41.4%
Price to earnings ratio	11.9	13.3	12.5	11.9	12.5
1	Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Invested Capital” section for an explanation.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 20 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance, and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 7 million online customers. TD had CDN$665 billion in assets on July 31, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS - REPORTED
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Net interest income	$3,303	$3,079	$2,921	$9,547	$8,560
Non-interest income	2,044	2,043	1,823	6,382	5,988
Total revenue	5,347	5,122	4,744	15,929	14,548
Provision for credit losses	374	343	339	1,131	1,221
Non-interest expenses	3,207	3,201	2,966	9,601	8,900
Income before income taxes, non-controlling interests in
subsidiaries, and equity in net income of an associated company	1,766	1,578	1,439	5,197	4,427
Provision for income taxes	348	287	310	978	888
Non-controlling interests in subsidiaries, net of income taxes	27	25	26	78	79
Equity in net income of an associated company, net of income taxes	59	66	74	182	190
Net income - reported	1,450	1,332	1,177	4,323	3,650
Preferred dividends	43	40	49	132	146
Net income available to common shareholders - reported	$1,407	$1,292	$1,128	$4,191	$3,504

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 6

TABLE 3: NON-GAAP FINANCIAL MEASURES - RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Operating results - adjusted
Net interest income	$3,303	$3,079	$2,921	$9,547	$8,560
Non-interest income1	2,033	2,034	1,861	6,269	5,971
Total revenue	5,336	5,113	4,782	15,816	14,531
Provision for credit losses2	374	343	339	1,131	1,281
Non-interest expenses3	3,014	3,036	2,811	9,078	8,376
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	1,948	1,734	1,632	5,607	4,874
Provision for income taxes4	415	340	392	1,140	1,072
Non-controlling interests in subsidiaries, net of income taxes	27	25	26	78	79
Equity in net income of an associated company, net of income taxes5	72	82	90	228	245
Net income - adjusted	1,578	1,451	1,304	4,617	3,968
Preferred dividends	43	40	49	132	146
Net income available to common shareholders - adjusted	1,535	1,411	1,255	4,485	3,822
Adjustments for items of note, net of income taxes
Amortization of intangibles6	(102)	(108)	(117)	(322)	(352)
Increase (decrease) in fair value of derivatives hedging the reclassified
available-for-sale debt securities portfolio7	3	6	(14)	90	13
Integration and restructuring charges related to U.S. Personal and
Commercial Banking acquisitions8	(28)	(16)	(5)	(57)	(51)
Increase (decrease) in fair value of credit default swaps hedging
the corporate loan book, net of provision for credit losses9	5	2	9	4	-
Recovery of income taxes due to changes in statutory income tax rates10	-	-	-	-	11
Release of insurance claims11	-	-	-	-	17
General allowance release (increase) in Canadian Personal and
Commercial Banking and Wholesale Banking12	-	-	-	-	44
Integration charges related to Chrysler Financial acquisition13	(6)	(3)	-	(9)	-
Total adjustments for items of note	(128)	(119)	(127)	(294)	(318)
Net income available to common shareholders - reported	$1,407	$1,292	$1,128	$4,191	$3,504
1
Adjusted non-interest income excludes the following items of note: third quarter 2011- $7 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $1 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; second quarter 2011 - $3 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; $9 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio; first quarter 2011 - $6 million loss due to change in fair value of CDS hedging the corporate loan book; $99 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; third quarter 2010 - $15 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio; second quarter 2010 - $5 million loss due to change in fair value of CDS hedging the corporate loan book; $34 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2010 - $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11.

2
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2010 - $60 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking.

3
Adjusted non-interest expenses exclude the following items of note: third quarter 2011- $135 million amortization of intangibles as explained in footnote 6; $46 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; $9 million of integration charges related to the Chrysler Financial acquisition, as explained in footnote 13; second quarter 2011 - $138 million amortization of intangibles; $26 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $4 million of integration charges related to the Chrysler Financial acquisition; first quarter 2011 - $144 million amortization of intangibles; $21 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; third quarter 2010 - $147 million amortization of intangibles; $8 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; second quarter 2010 - $149 million amortization of intangibles; first quarter 2010 - $149 million amortization of intangibles; $71 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions.

4
For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.

5
Adjusted equity in net income of an associated company excludes the following items of note: third quarter 2011 - $13 million amortization of intangibles, as explained in footnote 6; second quarter 2011 - $16 million amortization of intangibles; first quarter 2011 - $17 million amortization of intangibles; third quarter 2010 - $16 million amortization of intangibles; second quarter 2010 - $22 million amortization of intangibles; first quarter 2010 - $17 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective first quarter 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only include amortization of intangibles acquired as a result of business combinations.

7
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the securities portfolio, which includes the reclassified debt securities, results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

8
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consist of costs related to employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Effective second quarter of 2010, U.S. Personal and Commercial Banking elected not to include any further Commerce-related integration and restructuring charges in this item of note as the efforts in these areas wind down and in light of the fact that the integration and restructuring is substantially complete. For the three months ended July 31, 2011, the integration charges were driven by the South Financial acquisition. For the nine months ended July 31, 2011, the integration charges were driven by the FDIC-assisted and South Financial acquisitions. No restructuring charges were recorded for the three and nine months ended July 31, 2011.

9
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

10	This represents the impact of scheduled changes in the income tax statutory rates on net future income tax balances.
11
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As a result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

12
Effective November 1, 2009, TD Financing Services aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included.

13
The Bank incurred integration charges as a result of the Chrysler Financial acquisition in Canada and the U.S. and related integration initiatives undertaken. Integration charges include costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. While integration charges related to this acquisition were incurred for both Canada and the U.S., the majority of the charges are expected to relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 7

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1
(Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Basic earnings per share − reported	$1.59	$1.46	$1.30	$4.75	$4.05
Adjustments for items of note2	0.14	0.14	0.14	0.33	0.37
Basic earnings per share − adjusted	$1.73	$1.60	$1.44	$5.08	$4.42

Diluted earnings per share − reported	$1.58	$1.46	$1.29	$4.72	$4.03
Adjustments for items of note2	0.14	0.13	0.14	0.33	0.37
Diluted earnings per share − adjusted	$1.72	$1.59	$1.43	$5.05	$4.40
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Canada Trust	$42	$42	$40	$126	$118
TD Bank, N.A.	41	42	49	128	151
TD Ameritrade (included in equity in net income of an associated company)	13	16	16	46	55
Other2	36	32	12	97	28
Total	$132	$132	$117	$397	$352
1	Amortization of intangibles is included in the Corporate segment.
2	Effective first quarter 2011, amortization of software of $30 million and $75 million, respectively for the three and nine months ended July 31, 2011 is included in amortization of intangibles.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for invested capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 8

TABLE 6: ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Average common equity	$38,809	$37,773	$36,564	$38,310	$35,898
Average cumulative goodwill and intangible assets amortized, net of
income taxes	5,374	5,283	4,994	5,282	4,893
Average invested capital	$44,183	$43,056	$41,558	$43,592	$40,791
Rate charged for invested capital	9.0%	9.0%	10.0%	9.0%	10.0%
Charge for average invested capital	$1,002	$945	$1,047	$2,934	$3,051
Net income available to common shareholders - reported	$1,407	$1,292	$1,128	$4,191	$3,504
Items of note impacting income, net of income taxes1	128	119	127	294	318
Net income available to common shareholders - adjusted	$1,535	$1,411	$1,255	$4,485	$3,822
Economic profit	$533	$466	$208	$1,551	$771
Return on invested capital	13.8%	13.4%	12.0%	13.8%	12.5%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 9

Significant Events in 2011

Acquisition of MBNA Canada’s credit card business
On August 15, 2011, the Bank announced a definitive agreement under which the Bank will purchase the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities. The Bank will pay a premium of approximately $100 million on an expected $8.5 billion of credit card receivables at closing.
   This transaction is expected to close in the first quarter of fiscal 2012, subject to regulatory approvals and the satisfaction of customary closing conditions. Prior to close, the Bank expects to issue up to 8 million common shares for prudent capital management purposes, subject to customary over-allotments and market conditions. This transaction is expected to have a 20-basis-point negative impact to the Bank’s Tier 1 capital ratio on closing, on a pro forma basis, as at April 30, 2011 and after the intended common share issuance.1

Acquisition of Chrysler Financial
On April 1, 2011, the Bank acquired 100% of the outstanding common shares of Chrysler Financial for cash consideration of approximately $6.3 billion. The acquisition was accounted for by the purchase method. The results of Chrysler Financial from the acquisition date to July 31, 2011 have been consolidated with the Bank’s results. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment. As at April 1, 2011, the acquisition contributed $3.1 billion of net cash and cash equivalents, $7.3 billion of loans, $2.3 billion of other assets, and $6.6 billion of liabilities. Included in loans is $1.0 billion of acquired impaired loans. The estimated fair value for loans reflects the expected credit losses at the acquisition date. The excess of the fair value of the identifiable assets acquired over that of the liabilities assumed of approximately $0.2 billion has been allocated to goodwill, which decreased from $0.4 billion estimated as at the announcement date on December 21, 2010, primarily due to an increase in net assets. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which provides for widespread reform of the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act affects every financial institution in the United States and many financial institutions, including the Bank, that operate outside the United States. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision and the resolution of systemically important financial companies, consumer protection, securities, derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for a large number of regulatory rulemaking projects, as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Dodd-Frank Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are released and finalized.
The Durbin Amendment is contained in the Dodd-Frank Act and authorizes the Federal Reserve Board (FRB) to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011.
Other regulatory changes include the amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft, and the Credit Card Act, which will, among other things, significantly restrict the Bank’s ability to charge interest rates and assess fees to reflect individual customer risk.
For more detail on the impact of the Durbin Amendment and Regulation E, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this document.
The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

1Estimates are subject to risks and uncertainties that may cause actual results to differ materially; and TD’s expectations are based on certain factors and assumptions. See the “Caution regarding forward-looking statements” included in the Bank’s press release dated August 15, 2011, which is available on the Bank’s website at www.td.com, as well as on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov (EDGAR filers section).

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 10

FINANCIAL RESULTS OVERVIEW

Performance Summary
Outlined below is an overview of the Bank’s performance on an adjusted basis for the third quarter of 2011 against the financial performance indicators included in the 2010 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with GAAP. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the nine months ended July 31, 2011 increased 15% from the same period last year, reflecting strong retail earnings performance. The Bank’s goal is to achieve 7 - 10% adjusted earnings per share growth over the longer term.

•	Adjusted return on risk-weighted assets (RWA) for the nine months ended July 31, 2011 was 3.0% compared with 2.7% in the same period in 2010.
•	For the twelve months ended July 31, 2011, the total shareholder return was 8.1% which was above the Canadian peer average of 4.1%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar - Canadian dollar exchange rate.
Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the three and nine months ended July 31, 2011, compared with the same period last year, as shown in the table below.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2011 vs.	July 31, 2011 vs.
	July 31, 2010	July 31, 2010
U.S. Personal and Commercial Banking
Decreased total revenue - adjusted	$110	$250
Decreased non-interest expenses - adjusted	63	142
Decreased net income - adjusted, after tax	26	59
Decreased net income - reported, after tax	24	55

TD Ameritrade
Decrease in share of earnings, after tax	$3	$9
Decrease in basic earnings per share - adjusted	$0.03	$0.07
Decrease in basic earnings per share - reported	$0.03	$0.07

Economic Summary and Outlook
The financial turmoil in recent weeks has led to heightened global economic uncertainty. Softness in economic activity that has swept most of the advanced world, the debt crisis in Europe and the S&P downgrade of U.S. government debt have all been major contributing factors to this financial unease. For Canada, these events have muddied the near-term outlook. Canada was unable to buck the trend of economic weakness in the second quarter and, indeed, real GDP is likely to record no growth when data are released at the end of August. While we expect that the U.S. will narrowly avert a double-dip recession, economic growth Stateside will likely remain anemic and constrain Canadian export growth. Resource exporters are likely to be insulated in part by continued robust Chinese demand and still relatively elevated prices for many commodities. Although households in Canada have continued to benefit from net job creation and low interest rates, these international events and financial-market gyrations will not be lost on confidence and, hence, spending patterns. TD Economics expects real GDP growth to slow to a sub-par rate of about 1.5% on average in the second half of the year, while the recent downward trend in the unemployment rate halts. As financial headwinds begin to dissipate to some extent in 2012, economic growth in Canada is anticipated to accelerate moderately in tandem with the United States. In light of this subdued outlook for growth, the Bank of Canada is projected to be cautious in raising interest rates. In all likelihood, the central bank will keep its overnight rate steady at 1% until the second half of 2012 at the earliest. With the U.S. Federal Reserve expected to stand pat on interest rates until mid-2013, Canada-U.S. interest-rate spreads are likely to widen further over the next 12-18 months, pushing up the Canadian dollar to about 1.05 U.S. dollars.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 11

Net Income
Quarterly comparison - Q3 2011 vs. Q3 2010
Reported net income for the quarter was $1,450 million, an increase of $273 million, or 23%, compared with the third quarter last year. Adjusted net income for the quarter was $1,578 million, an increase of $274 million, or 21%. The increase in adjusted net income was due to higher earnings in all retail segments and a lower net loss in Corporate segment, partially offset by lower earnings in Wholesale Banking. Canadian Personal and Commercial Banking net income increased primarily due to solid volume growth, lower PCL and stronger insurance revenue, partially offset by a lower margin on average earning assets. U.S. Personal and Commercial Banking net income increased due to strong organic volume growth, improving asset quality and acquisitions, partially offset by higher expenses, lower overdraft fees and the translation effect of a stronger Canadian dollar. Wealth Management net income increased primarily due to higher fee-based revenue related to higher client assets and higher margin loans and deposit balances combined with improved net interest margin, partially offset by higher expenses and lower earnings in TD Ameritrade. The Corporate segment reported a lower net loss primarily due to more favourable results from hedging and other treasury-related activities and an unfavourable tax item reported in the prior year. Wholesale Banking net income declined due to lower revenue in fixed income and currency trading, partially offset by improved investment banking fees and security gains.

Quarterly comparison - Q3 2011 vs. Q2 2011
Reported net income for the quarter increased $118 million, or 9%, compared with the prior quarter. Adjusted net income for the quarter increased $127 million, or 9%, compared with the prior quarter, due to increased earnings in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments and a lower net loss in Corporate segment, partially offset by lower earnings in the Wholesale Banking segment. Canadian Personal and Commercial Banking net income increased largely due to a greater number of calendar days in the current quarter, volume growth, and stronger insurance revenue. U.S. Personal and Commercial Banking net income increased primarily due to the Chrysler Financial acquisition. Corporate segment net loss decreased primarily due to lower net corporate expenses and the timing of treasury-related revenue. Wholesale Banking net income declined primarily due to lower fixed income, credit and currency trading, partially offset by security gains and improved investment banking fees.

Year-to-date comparison - Q3 2011 vs. Q3 2010
On a year-to-date basis, reported net income was $4,323 million, an increase of $673 million, or 18%, compared with the same period last year. Year-to-date adjusted net income was $4,617 million, an increase of $649 million, or 16%. The increase in adjusted net income was driven by higher earnings in all retail segments and a lower net loss in Corporate segment, partially offset by lower earnings in Wholesale Banking. Canadian Personal and Commercial Banking earnings increased due to solid volume growth and lower PCL, partially offset by a lower margin on average earning assets. U.S. Personal and Commercial Banking net income increased primarily due to acquisitions, organic growth and lower PCLs (excluding the impact of acquisitions and acquired loans), partially offset by higher expenses due to investments in the core franchise and the translation effect of a stronger Canadian dollar. The Corporate segment reported a lower net loss primarily due to the timing of treasury-related revenue. Wealth Management earnings increased due to higher fee-based revenue related to higher client assets, improved net interest margin, higher client deposits and margin loans and stronger trading volumes, partially offset by higher expenses. Wholesale Banking net income declined primarily due to difficult market conditions in the current period resulting in lower trading revenue, as compared to the very favourable market conditions in the prior period, partially offset by higher security gains.

Net Interest Income
Quarterly comparison - Q3 2011 vs. Q3 2010
Net interest income for the quarter was $3,303 million, an increase of $382 million, or 13%, compared with the third quarter last year driven by increases across most segments. U.S. Personal and Commercial Banking net interest income increased due to strong loan and deposit growth and acquisitions, partially offset by the translation effect of a stronger Canadian dollar. Canadian Personal and Commercial Banking net interest income increased due to solid volume growth, partially offset by a lower margin on average earning assets. Wealth Management net interest income increased primarily due to higher client margin loans and deposit balances combined with improved net interest margin.

Quarterly comparison - Q3 2011 vs. Q2 2011
Net interest income for the quarter increased $224 million, or 7%, compared with the prior quarter. Higher net interest income was driven by increases across all segments. Canadian Personal and Commercial Banking net interest income increased primarily due to a greater number of calendar days in the current quarter and volume growth. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income. U.S. Personal and Commercial Banking net interest income increased due to the Chrysler Financial acquisition, partially offset by timing of expected cash flows on acquired loans.

Year-to-date comparison - Q3 2011 vs. Q3 2010
On a year-to-date basis, net interest income of $9,547 million increased $987 million, or 12%, compared with the same period last year. The increase was driven by increases in most segments, partially offset by a decline in Wholesale Banking. U.S. Personal and Commercial Banking net interest income increased due to acquisitions and organic growth, partially offset by the translation effect of a stronger Canadian dollar. Canadian Personal and Commercial Banking net interest income increased primarily due to solid volume growth, partially offset by a lower margin on average earning assets. Wealth Management net interest income increased primarily due to improved net interest margin and increased margin loans and client deposits. Wholesale Banking net interest income decreased largely due to lower trading and non-trading-related net interest income.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 12

Non-Interest Income
Quarterly comparison - Q3 2011 vs. Q3 2010
Reported non-interest income for the quarter was $2,044 million, an increase of $221 million, or 12%, compared with the third quarter last year. Adjusted non-interest income for the quarter was $2,033 million, an increase of $172 million, or 9%, compared with the third quarter last year. The increase in adjusted non-interest income was driven by increases across most segments, partially offset by a decrease in Wholesale Banking. U.S. Personal and Commercial Banking non-interest income increased primarily due to acquisitions and organic growth, partially offset by lower overdraft fees and the translation effect of a stronger Canadian dollar. Canadian Personal and Commercial Banking non-interest income increased primarily due to stronger insurance revenue. Wealth Management non-interest income increased due to fee-based revenue growth as a result of higher asset levels. Wholesale Banking non-interest income decreased primarily due to lower trading-related revenue, partially offset by improved investment banking fees and security gains.

Quarterly comparison - Q3 2011 vs. Q2 2011
Reported non-interest income for the quarter increased $1 million, compared with the prior quarter. Adjusted non-interest income decreased $1 million compared with the prior quarter. The decrease in adjusted non-interest income was due to decreases in the Wholesale Banking and Wealth Management segments, partially offset by increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments.

Year-to-date comparison - Q3 2011 vs. Q3 2010
On a year-to-date basis, reported non-interest income was $6,382 million, an increase of $394 million, or 7%, compared with the same period last year. Year-to-date adjusted non-interest income was $6,269 million, an increase of $298 million, or 5%, compared with the same period last year. The increase in adjusted non-interest income was due to increases in most segments, partially offset by a decrease in Wholesale Banking. Wealth Management non-interest income increased due to higher fee-based revenue from higher client assets and increased trading volumes. Canadian Personal and Commercial Banking non-interest income increased primarily due to growth in insurance revenue. The U.S. Personal and Commercial Banking increase was primarily due to business growth and acquisitions, partially offset by lower overdraft fees and the translation effect of a stronger Canadian dollar. Wholesale Banking non-interest income decreased primarily due to lower trading-related revenue.

Provision for Credit Losses
Quarterly comparison - Q3 2011 vs. Q3 2010
During the quarter, the Bank reported total PCL of $374 million, an increase of $35 million, or 10%, compared with the third quarter last year. The increase was mainly due to higher provisions in the U.S. Personal and Commercial Banking segment, primarily related to acquired loans, and the non-recurrence of prior year recoveries in the Wholesale Banking segment. This increase was partially offset by a decrease of $32 million in the Canadian Personal and Commercial Banking segment.

Quarterly comparison - Q3 2011 vs. Q2 2011
PCL increased by $31 million, or 9% compared with the prior quarter. The increase was due to higher provisions in the Canadian Personal and Commercial Banking and non-recurrence of recoveries in the Corporate segment reported last quarter.

Year-to-date comparison - Q3 2011 vs. Q3 2010
On a year-to-date basis, PCL was $1,131 million, a decrease of $90 million, or 7%. The reduction was mainly due to lower provisions in the Canadian Personal and Commercial Banking segment.

TABLE 8: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Provision for credit losses − specific1
Provision for credit losses (net of reversals)	$408	$368	$380	$1,210	$1,389
Recoveries	(38)	(55)	(35)	(127)	(105)
Total specific provision	370	313	345	1,083	1,284
Provision for credit losses − general1
Canadian Personal and Commercial Banking and Wholesale Banking	-	-	-	-	(60)
U.S. Personal and Commercial Banking	3	29	(7)	45	(10)
Other	1	1	1	3	7
	4	30	(6)	48	(63)
Total	$374	$343	$339	$1,131	$1,221
1
The current quarter includes net new specific PCL of nil (Q2 2011 - nil; Q3 2010 - $27 million) and general PCL of $3 million (Q2 2011 - $3 million; Q3 2010 - $(28) million) related to debt securities classified as loans.

Non-Interest Expenses and Efficiency Ratio
Quarterly comparison - Q3 2011 vs. Q3 2010
Reported non-interest expenses for the quarter were $3,207 million, an increase of $241 million, or 8%, compared with the third quarter last year. Adjusted non-interest expenses were $3,014 million, an increase of $203 million, or 7%, compared with the third quarter last year. The increase in adjusted non-interest expenses was driven by increases in most segments. U.S. Personal and Commercial Banking expenses increased due to acquisitions and investments in the core franchise including new stores, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management expenses increased due to higher employee compensation costs and increased infrastructure investment to support business growth. Canadian Personal and Commercial Banking expenses increased due to higher employee compensation.
The Bank’s reported efficiency ratio improved to 60.0%, compared with 62.5% in the third quarter last year. The Bank’s adjusted efficiency ratio was 56.5%, compared with 58.8% in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 13

Quarterly comparison - Q3 2011 vs. Q2 2011
Reported non-interest expenses increased $6 million compared with the prior quarter. Adjusted non-interest expenses decreased $22 million, or 1%, compared with the prior quarter. The decrease in adjusted non-interest expenses was driven by lower expenses in the Wholesale Banking and Wealth Management segments, partially offset by higher expenses in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments. Wholesale Banking expenses decreased due to lower variable compensation. Wealth Management expenses decreased primarily due to lower variable costs mainly driven by lower transaction volumes. U.S. Personal and Commercial Banking expenses increased due to the Chrysler Financial acquisition and a greater number of calendar days in the current quarter. Canadian Personal and Commercial Banking expenses increased primarily due to higher employee costs associated with a greater number of calendar days.
The reported efficiency ratio improved to 60.0%, compared with 62.5% in the prior quarter. The adjusted efficiency ratio was 56.5%, compared with 59.4%.

Year-to-date comparison - Q3 2011 vs. Q3 2010
On a year-to-date basis, reported non-interest expenses were $9,601 million, an increase of $701 million, or 8%, compared with the same period last year. Adjusted non-interest expenses were $9,078 million, an increase of $702 million, or 8%. The increase in adjusted non-interest expenses was driven by growth in all segments. U.S. Personal and Commercial Banking expenses increased due to acquisitions, new store expenses and investments in the core franchise, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management expenses increased due to higher employee compensation costs from increased revenue, higher infrastructure investment to support business growth and non-recurring project expenses. Canadian Personal and Commercial Banking expenses increased due to higher employee compensation, partially offset by lower marketing expenses.
The reported efficiency ratio improved to 60.3%, compared with 61.2% in the same period last year. The adjusted efficiency ratio was 57.4%, compared with 57.6%.

Income Taxes
As discussed in the “How the Bank Reports” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective tax rate was 19.7% for the third quarter, compared with 21.5% in the same quarter last year and 18.2% in the prior quarter. The year-over-year decrease was due largely to the reduction in the Canadian statutory corporate tax rate.

TABLE 9: TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31		Apr. 30		July 31		July 31		July 31
	2011		2011		2010		2011		2010
Income taxes at Canadian statutory
income tax rate	$497	28.1%	$443	28.1%	$439	30.5%	$1,461	28.1%	$1,349	30.5%
Increase (decrease) resulting from:
Dividends received	(44)	(2.5)	(38)	(2.4)	(64)	(4.4)	(149)	(2.9)	(202)	(4.6)
Rate differentials on international operations	(98)	(5.5)	(100)	(6.3)	(87)	(6.1)	(325)	(6.3)	(273)	(6.2)
Other	(7)	(0.4)	(18)	(1.2)	22	1.5	(9)	(0.1)	14	0.4
Provision for income taxes and effective
income tax rate - reported	$348	19.7%	$287	18.2%	$310	21.5%	$978	18.8%	$888	20.1%

The Bank’s adjusted effective tax rate was 21.3% for the quarter, compared with 24.0% in the same quarter last year and 19.6% in the prior quarter. The-year-over year decrease was due largely to the reduction in the Canadian statutory corporate tax rate.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 14

TABLE 10: NON-GAAP FINANCIAL MEASURES - RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES1
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Provision for income taxes - reported	$348	$287	$310	$978	$888
Adjustments for items of note: Recovery of
(provision for) income taxes2
Amortization of intangibles	46	46	46	141	148
Fair value of derivatives hedging the reclassified
available-for-sale debt securities portfolio	2	(3)	39	(19)	20
Integration and restructuring charges relating to U.S. Personal
and Commercial Banking acquisitions	18	10	3	36	28
Fair value of credit default swaps hedging the corporate loan
book, net of provision for credit losses	(2)	(1)	(6)	-	1
Income taxes due to changes in statutory income
tax rates	-	-	-	-	11
Insurance claims	-	-	-	-	(8)
General allowance in Canadian Personal and Commercial
Banking and Wholesale Banking	-	-	-	-	(16)
Integration charges relating to Chrysler Financial acquisition	3	1	-	4	-
Total adjustments for items of note	67	53	82	162	184
Provision for income taxes - adjusted	$415	$340	$392	$1,140	$1,072
Effective income tax rate - adjusted3	21.3%	19.6%	24.0%	20.3%	22.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results were not reclassified. These changes are referred to as “segment transfers” throughout this document. Refer to the “Segment Transfers” section of this document for further details.
Effective July 4, 2011, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking and Auto Finance, TD to the Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. The Bank is currently finalizing its future reporting format and will update these results for segment reporting purposes effective the first quarter of fiscal 2012. These changes will be applied retroactively to 2011.
Results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2010 MD&A, and Note 33 to the 2010 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $67 million, compared with $92 million in the third quarter last year, and $63 million in the prior quarter.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 15

TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Net interest income	$1,865	$1,765	$1,819	$5,452	$5,280
Non-interest income	903	811	827	2,556	2,423
Total revenue	2,768	2,576	2,646	8,008	7,703
Provision for credit losses	204	191	236	608	807
Non-interest expenses	1,258	1,229	1,222	3,699	3,603
Net income	$954	$847	$841	$2,706	$2,322
Selected volumes and ratios
Return on invested capital	40.7%	37.5%	35.5%	39.1%	33.5%
Margin on average earning assets (including securitized assets)	2.77%	2.78%	2.92%	2.79%	2.92%
Efficiency ratio	45.4%	47.7%	46.2%	46.2%	46.8%
Number of Canadian retail stores	1,134	1,131	1,116	1,134	1,116
Average number of full-time equivalent staff	34,881	34,281	34,573	34,494	33,860

Quarterly comparison - Q3 2011 vs. Q3 2010
Canadian Personal and Commercial Banking net income for the quarter was $954 million, an increase of $113 million, or 13%, compared with the third quarter last year. The annualized return on invested capital for the quarter was 40.7%, compared with 35.5% in the third quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking, and insurance. Revenue for the quarter was $2,768 million, an increase of $122 million, or 5% (7% excluding segment transfers), compared with the third quarter last year primarily due to solid volume growth primarily in business deposits, business lending, real estate secured lending, indirect lending, and stronger insurance revenue. This was partially offset by a lower margin on average earning assets. Compared with the third quarter last year, real estate secured lending volume, including securitized assets, increased $14.5 billion, or 8%, indirect lending increased $2.7 billion, or 25% with the acquisition of Chrysler Financial contributing $0.7 billion, while business loans and acceptances volume increased $4.1 billion, or 13%. Personal deposit volume increased $3.5 billion, or 3%, while business deposit volume increased $6.2 billion, or 11%. Gross originated insurance premiums increased $39 million, or 4%, compared with the third quarter last year. Insurance revenue benefited from improved claims performance. Margin on average earning assets decreased 15 bps to 2.77% of which 5 bps was due to segment transfers and the remainder largely due to increased pricing competition and portfolio mix.
PCL for the quarter was $204 million, a decrease of $32 million, or 14% (7% excluding segment transfers), compared with the third quarter last year. Personal banking PCL was $196 million, a decrease of $26 million, or 12%, mainly due to an improved business environment and segment transfers. Business banking PCL was $9 million, a decrease of $5 million due to increased client recoveries. Annualized PCL as a percentage of credit volume was 0.30%, a decrease of 7 bps, compared with the third quarter last year. Net impaired loans were $567 million, a decrease of $32 million, or 6%, over the third quarter last year. Net impaired loans as a percentage of total loans were 0.21%, which was flat compared with July 31, 2010.
Non-interest expenses for the quarter were $1,258 million, an increase of $36 million, or 3% (4% excluding segment transfers), compared with the third quarter last year, largely due to higher employee compensation. The average full-time equivalent (FTE) staffing levels increased by 308, compared with the third quarter last year, reflecting continued investment in our businesses and the full quarter impact of the Chrysler Financial acquisition. The efficiency ratio for the quarter improved to 45.4%, compared with 46.2% in the third quarter last year.

Quarterly comparison - Q3 2011 vs. Q2 2011
Canadian Personal and Commercial Banking net income for the quarter increased $107 million, or 13%, compared with the prior quarter. The annualized return on invested capital for the quarter was 40.7%, compared with 37.5% in the prior quarter.
Revenue for the quarter increased $192 million, compared with the prior quarter primarily due to a greater number of calendar days in the current quarter, volume growth, and stronger insurance revenue. Margin on average earning assets decreased 1 bp to 2.77%. Compared with the prior quarter, real estate secured lending volume, including securitized assets, increased $4.2 billion, or 2%, indirect lending was up $1.2 billion, or 10% primarily due to the Chrysler Financial acquisition, business loans and acceptances increased $1 billion, or 3%, personal deposit volume increased $1.2 billion, or 1%, while business deposit volume increased $1.7 billion, or 3%. Gross originated insurance premiums increased $115 million, or 14%.
PCL for the quarter increased $13 million, or 7% with annualized PCL as a percentage of credit volumes remaining relatively stable at 0.30%. Personal Banking PCL increased $8 million, and business banking PCL increased $5 million due to fewer client recoveries in the third quarter. Net impaired loans decreased $7 million, or 1%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.21%, compared with 0.22% as at April 30, 2011.
Non-interest expenses for the quarter increased $29 million, or 2%, compared with the prior quarter, primarily due to higher employee costs associated with a greater number of calendar days. Average FTE staffing levels increased by 600, primarily driven by a greater number of calendar days, seasonal staffing requirements, and the Chrysler Financial acquisition. The efficiency ratio for the current quarter improved to 45.4%, compared with 47.7% in the prior quarter.

Year-to-date comparison - Q3 2011 vs. Q3 2010
Canadian Personal and Commercial Banking net income for the nine months ended July 31, 2011 was $2,706 million, an increase of $384 million, or 17%, compared with the same period last year (19% excluding segment transfers). On a year-to-date basis, the annualized return on invested capital was 39.1%, compared with 33.5% for the same period last year.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 16

Revenue on a year-to-date basis was $8,008 million, an increase of $305 million, or 4%, compared with the same period last year (6% excluding segment transfers). This increase was driven primarily by solid broad-based volume growth. Real estate secured lending volume, including securitizations, increased $14.9 billion, or 8%, indirect lending volume increased $2.5 billion or 25%, while business loans and acceptances volume increased $3.3 billion, or 11%. Personal deposit volume increased $5.4 billion, or 4%, and business deposit volume increased $6.2 billion, or 11%. Insurance revenue benefited from improved claims performance. Gross originated insurance premiums increased $123 million, or 5%. The year-to-date margin on average earning assets decreased by 13 bps to 2.79%, compared with the same period last year, of which 6 bps was due to segment transfers and the remainder due largely to increased pricing competition and portfolio mix.
PCL on a year-to-date basis was $608 million, a decrease of $199 million, or 25%, compared with the same period last year (19% excluding segment transfers), reflective of the improving business environment. Personal banking PCL was $590 million, a decrease of $139 million, and business banking PCL was $18 million, a decrease of $60 million. Net impaired loans decreased $32 million, or 6%.
On a year-to-date basis, non-interest expenses were $3,699 million, an increase of $96 million, or 3%, compared with the same period last year, primarily due to higher employee compensation partially offset by lower marketing and non-credit losses.
The average FTE staffing levels on a year-to-date basis increased by 634, or 2%, compared with the same period last year, reflecting continued investment in our businesses. The efficiency ratio on a year-to-date basis improved to 46.2%, compared with 46.8% for the same period last year.

Business Outlook
While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, we expect earnings growth to moderate in the coming quarters as a result of slower volume growth and continued margin pressure. Provision for credit losses is expected to remain relatively stable in the foreseeable future. We anticipate that fourth quarter expenses will show a relatively large increase compared to the third quarter as a result of seasonal factors and the timing of investment in strategic initiatives supporting future growth. Despite this anticipated increase, we expect that year-over-year operating leverage will remain positive in the fourth quarter and on a full year basis.

TABLE 12: WEALTH MANAGEMENT
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Global Wealth
Net interest income	$108	$105	$93	$317	$239
Non-interest income	581	601	523	1,765	1,579
Total revenue	689	706	616	2,082	1,818
Non-interest expenses	485	496	447	1,482	1,345
Net Income
Global Wealth	147	150	117	430	329
TD Ameritrade	48	57	62	153	161
Total Wealth Management	$195	$207	$179	$583	$490
Selected volumes and ratios − Global Wealth
Assets under administration (billions of Canadian dollars)	$242	$248	$211	$242	$211
Assets under management (billions of Canadian dollars)	191	190	174	191	174
Return on invested capital (Total Wealth Management)	18.8%	20.1%	16.2%	18.4%	14.8%
Efficiency ratio	70.4%	70.3%	72.6%	71.2%	74.0%
Average number of full-time equivalent staff	7,243	7,340	7,027	7,272	7,057

Quarterly comparison - Q3 2011 vs. Q3 2010
Wealth Management net income for the quarter was $195 million, an increase of $16 million, or 9%, compared with the third quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $147 million, an increase of $30 million, or 26%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $48 million, a decrease of $14 million, or 23%, compared with the third quarter last year. The decrease was driven by a decline in earnings at TD Ameritrade, a stronger Canadian dollar, and lower direct ownership of TD Ameritrade. For its third quarter ended June 30, 2011, TD Ameritrade reported net income of US$157 million, a decrease of US$22 million, or 12%, compared with the third quarter last year. This decline was due to lower trading revenue and an increase in expenses related mainly to compensation and professional services, which was partially offset by increases in spread-based revenue. Wealth Management’s annualized return on invested capital for the quarter was 18.8%, compared with 16.2% in the third quarter last year.
Wealth Management revenue is derived from online brokerage, advice-based businesses, and asset management services. Global Wealth revenue for the quarter was $689 million, an increase of $73 million, or 12%, compared to the third quarter last year. The increase was primarily due to higher assets under administration and higher assets under management which drove fee-based revenue growth in the advice-based and asset management businesses. Net interest income also increased due to higher client margin loans and deposit balances combined with increased net interest margin.
Non-interest expenses for the quarter were $485 million, an increase of $38 million, or 9%, compared with the third quarter last year. This increase was primarily due to higher variable compensation and trailer fees driven by increased revenue from higher assets in the asset management and advice-based businesses, increased compensation costs associated with higher FTE staffing levels, and increased infrastructure investment to support business growth.
The average FTE staffing levels increased by 216, or 3%, compared with the third quarter last year, primarily due to an increase in support FTE for business and infrastructure growth and higher client-facing FTE staff. The efficiency ratio for the current quarter improved to 70.4%, compared with 72.6% in the third quarter last year.
Assets under administration of $242 billion as at July 31, 2011, increased by $31 billion, or 15%, from July 31, 2010. Assets under management of $191 billion as at July 31, 2011 increased by $17 billion, or 10%, from July 31, 2010. These increases were driven by market appreciation and net new client assets.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 17

Quarterly comparison - Q3 2011 vs. Q2 2011
Wealth Management net income of $195 million for the quarter decreased by $12 million, or 6%, compared with the prior quarter. Global Wealth net income decreased by $3 million, or 2%. The Bank’s reported investment in TD Ameritrade reflected a decrease in net income of $9 million, or 16%, compared with the prior quarter, due to decreased earnings at TD Ameritrade and the lower direct ownership of TD Ameritrade. For its third quarter ended June 30, 2011, TD Ameritrade reported net income decreased US$14 million, or 8%, compared with the prior quarter driven by lower trading activity and commissions per trade in the current quarter, partially offset by higher spread-based asset revenue resulting from growth in client assets. Wealth Management’s annualized return on invested capital for the quarter was 18.8%, compared with 20.1% in the prior quarter.
Revenue for the quarter decreased $17 million, or 2% compared with the prior quarter, primarily due to lower trade volumes in the Canadian online brokerage business and lower trading revenue and new issues in the advice-based businesses.
Non-interest expenses decreased $11 million, or 2% compared to the prior quarter. The decrease was primarily due to lower variable costs mainly driven by decreased transactional volume.
The average FTE staffing levels decreased by 97, or 1%, compared with the prior quarter, primarily reflecting reduced business volumes. The efficiency ratio for the current quarter was 70.4%, compared with 70.3% in the prior quarter.
Assets under administration of $242 billion as at July 31, 2011 decreased $6 billion from April 30, 2011. Assets under management of $191 billion as at July 31, 2011 were relatively flat from April 30, 2011.

Year-to-date comparison - Q3 2011 vs. Q3 2010
Wealth Management net income for the nine months ended July 31, 2011 was $583 million, an increase of $93 million, or 19%, compared with the same period last year. Global Wealth net income was $430 million, an increase of $101 million, or 31%, compared with the same period last year, mainly due to higher fees from client asset growth, increased net interest income from higher net interest margin, higher client deposits and margin loans, and stronger trading volumes. The Bank’s reported investment in TD Ameritrade generated $153 million of net income, a decrease of $8 million, or 5%, compared with the same period last year. The decrease was driven by a small decline in earnings at TD Ameritrade, a stronger Canadian dollar, and lower direct ownership of TD Ameritrade. For its nine months ended June 30, 2011, TD Ameritrade reported net income of US$474 million, a decrease of US$4 million compared with the same period last year. On a year-to-date basis, Wealth Management’s annualized return on invested capital was 18.4%, compared with 14.8% in the same period last year.
Revenue on a year-to-date basis was $2,082 million, an increase of $264 million, or 15%, compared with the same period last year. The increase was primarily due to increased fee-based revenue from higher average client assets in the asset management and advice-based businesses, higher net interest income from increased interest margins in the Canadian businesses, higher client deposits and margin loans, and increased trading volumes. This increase was partially offset by declining commissions per trade in the Canadian online brokerage business.
On a year-to-date basis, non-interest expenses were $1,482 million, an increase of $137 million, or 10%, compared with the same period last year. This increase was the result of higher variable costs driven by increased revenue from higher asset values in the advice-based and asset management businesses, higher infrastructure investment to support business growth, increased compensation costs associated with higher FTE staffing levels, and non-recurring project expenses.
The average FTE staffing levels on a year-to-date basis increased by 215, or 3%, compared with the same period last year, primarily due to growth in support FTE for business and infrastructure business growth, and higher client-facing FTE staff. The efficiency ratio on a year-to-date basis improved to 71.2%, compared with 74.0% in the same period last year.

Business Outlook
Sovereign debt issues and slow economic recovery in the U.S. are impacting the financial markets around the globe, shaking investor confidence. Despite the current significant uncertainty, we remain confident that full-year 2011 earnings will be strong.

TD AMERITRADE HOLDING CORPORATION
As at July 31, 2011, the Bank’s reported investment in TD Ameritrade was 43.76% (April 30, 2011 - 43.31%; July 31, 2010 - 45.95%) of the issued and outstanding shares of TD Ameritrade.
On August 6, 2010, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.
During the three months ended July 31, 2011, the Bank did not sell any shares of TD Ameritrade. In accordance with the Bank’s previously disclosed intention, the Bank sold 17.3 million shares of TD Ameritrade during the nine months ended July 31, 2011 and recognized a gain of $8.1 million on this sale.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 18

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are as follows:

TABLE 13: CONDENSED CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)	As at
	Jun. 30	Sep. 30
	2011	2010
Assets
Receivables from brokers, dealers, and clearing organizations	$1,033	$1,208
Receivables from clients, net of allowance for doubtful accounts	8,715	7,394
Other assets	5,943	6,125
Total assets	$15,691	$14,727
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,083	$1,934
Payable to clients	7,269	6,810
Other liabilities	2,164	2,211
Total liabilities	11,516	10,955
Stockholders’ equity	4,175	3,772
Total liabilities and stockholders’ equity	$15,691	$14,727

TABLE 14: CONDENSED CONSOLIDATED STATEMENT OF INCOME
(millions of U.S. dollars, except per share amounts)	For the three months ended		For the nine months ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
	2011	2010	2011	2010
Revenues
Net interest revenue	$131	$111	$368	$311
Fee-based and other revenue	554	581	1,691	1,641
Total revenue	685	692	2,059	1,952
Operating expenses
Employee compensation and benefits	169	156	501	468
Other	254	236	778	716
Total operating expenses	423	392	1,279	1,184
Other expense	8	11	27	42
Pre-tax income	254	289	753	726
Provision for income taxes	97	110	279	248
Net income1	$157	$179	$474	$478
Earnings per share - basic	$0.28	$0.31	$0.83	$0.81
Earning per share - diluted	$0.27	$0.30	$0.82	$0.80
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 19

TABLE 15: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	July 31	Apr. 30	July 31	July 31	Apr. 30	July 31
	2011	2011	2010	2011	2011	2010
Net interest income	$1,062	$1,048	$909	$1,099	$1,077	$874
Non-interest income	410	322	314	424	335	302
Total revenue	1,472	1,370	1,223	1,523	1,412	1,176
Provision for credit losses - loans	165	168	132	171	173	127
Provision for credit losses - debt securities
classified as loans	3	3	(1)	3	3	(1)
Provision for credit losses - total	168	171	131	174	176	126
Non-interest expenses - reported	887	820	724	918	843	696
Non-interest expenses - adjusted	841	794	716	870	816	688
Net income - reported	317	303	282	328	315	271
Adjustments for items of note:1
Integration and restructuring charges
relating to U.S. Personal and Commercial
Banking acquisitions	28	16	5	29	16	5
Net income - adjusted	$345	$319	$287	$357	$331	$276
Selected volumes and ratios
Return on invested capital	8.0%	7.4%	6.4%	8.0%	7.4%	6.4%
Margin on average earning assets (TEB)2	3.58%	3.68%	3.47%	3.58%	3.68%	3.47%
Efficiency ratio - reported	60.3%	59.9%	59.2%	60.3%	59.9%	59.2%
Efficiency ratio - adjusted	57.1%	58.0%	58.5%	57.1%	58.0%	58.5%
Number of U.S. retail stores	1,283	1,285	1,100	1,283	1,285	1,100
Average number of full-time equivalent staff	25,033	23,447	20,181	25,033	23,447	20,181

	For the nine months ended
		Canadian dollars		U.S. dollars
	July 31	July 31	July 31	July 31
	2011	2010	2011	2010
Net interest income	$3,187	$2,617	$3,249	$2,518
Non-interest income	1,046	923	1,073	890
Total revenue	4,233	3,540	4,322	3,408
Provision for credit losses - loans	469	483	480	463
Provision for credit losses - debt securities
classified as loans	72	17	72	16
Provision for credit losses - total	541	500	552	479
Non-interest expenses - reported	2,516	2,147	2,566	2,064
Non-interest expenses - adjusted	2,423	2,067	2,470	1,988
Net income - reported	940	708	962	684
Adjustments for items of note:1
Integration and restructuring charges
relating to U.S. Personal and Commercial
Banking acquisitions	57	51	58	49
Net income - adjusted	$997	$759	$1,020	$733
Selected volumes and ratios
Return on invested capital	7.6%	5.7%	7.6%	5.7%
Margin on average earning assets (TEB)2	3.67%	3.49%	3.67%	3.49%
Efficiency ratio - reported	59.4%	60.6%	59.4%	60.6%
Efficiency ratio - adjusted	57.2%	58.4%	57.2%	58.4%
Number of U.S. retail stores	1,283	1,100	1,283	1,100
Average number of full-time equivalent staff	23,791	19,564	23,791	19,564
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison - Q3 2011 vs. Q3 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $317 million on a reported basis, an increase of $35 million, or 12%, and $345 million on an adjusted basis, an increase of $58 million, or 20%, compared with the third quarter last year. In U.S. dollar terms, net income for the quarter was US$328 million on a reported basis, an increase of US$57 million, or 21%, and US$357 million on an adjusted basis, an increase of US$81 million, or 29%, compared with the third quarter last year. The increase was primarily due to strong organic volume growth, improving asset quality and acquisitions, partially offset by Regulation E.
In U.S. dollar terms, revenue for the quarter was US$1,523 million, an increase of US$347 million, or 30%, compared with the third quarter last year. The increase was primarily due to strong loan and deposit growth, with an increase of 34% in average loans and an increase of 17% in average deposits including acquisitions, partially offset by lower overdraft fees under Regulation E. Excluding acquisitions, organic growth was strong. Average loans increased by 12% and average deposits increased by 10%. Margin on average earning assets increased by 11 bps to 3.58%, compared with the third quarter last year, as lower deposit margins were more than offset by the impact of acquisitions.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 20

Total PCL for the quarter was US$174 million, an increase of US$48 million, or 38% due to provisions related to Chrysler Financial loans and the impact of segment transfers. Remaining PCL was flat on a year-over-year basis which reflected lower PCL in the underlying business offset by additional provisions related to loans acquired from South Financial and the FDIC-assisted acquisitions. The credit performance of acquired loans is stable and in line with expectations. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.9%, flat compared with the third quarter last year. Net impaired loans, excluding acquired loans and debt securities classified as loans, as a percentage of total loans were 1.9%, flat compared with July 31, 2010. Net impaired acquired loans and debt securities classified as loans were US$240 million and US$1,471 million respectively, as at July 31, 2011, an increase of US$200 million and US$505 million respectively compared to July 31, 2010.
Reported non-interest expenses for the quarter were US$918 million, an increase of US$222 million, or 32%, compared with the third quarter last year. On an adjusted basis, non-interest expenses were US$870 million, an increase of US$182 million, or 26%, compared with the third quarter last year. The increase was primarily due to acquisitions, investments in the core franchise including new store expenses, and segment transfers.
The average FTE staffing levels increased by 4,852, or 24%, compared with the third quarter last year. This increase resulted from acquisitions, segment transfers, and 37 new store openings since the third quarter last year. The reported efficiency ratio for the quarter was 60.3%, compared with 59.2% in the third quarter last year, primarily due to higher integration costs. The adjusted efficiency ratio for the quarter was 57.1%, compared with 58.5%, an improvement over the third quarter last year.

Quarterly comparison - Q3 2011 vs. Q2 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter increased $14 million, or 5%, on a reported basis, and $26 million, or 8%, on an adjusted basis, compared with the prior quarter. In U.S. dollar terms, net income increased US$13 million, or 4%, on a reported basis, and US$26 million, or 8% on an adjusted basis. The increases were primarily due to the Chrysler Financial acquisition. The annualized return on invested capital for the quarter was 8%, an increase of 55 bps, compared with the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$111 million, or 8%, compared with the prior quarter. Margin on average earning assets decreased 11 bps to 3.58% compared with the prior quarter, primarily due to tighter deposit spreads and acquisition accounting. Average loans increased US$5 billion, or 8%, compared with the prior quarter. Excluding the Chrysler Financial acquisition, average loans increased US$1 billion, or 2%, with an increase of 3% in average personal loans and an increase of 2% in average business loans. Average deposits increased US$3 billion, or 2%, compared with the prior quarter, including a US$2 billion increase in average deposits of TD Ameritrade. Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$1 billion, with 4% growth in business deposit volume (excluding government), and 2% growth in personal deposit volume.
    Total PCL for the quarter decreased US$2 million compared with the prior quarter. The current quarter included the first full quarter of provisions related to Chrysler Financial loans which was offset by lower PCL in the underlying business (excluding acquired loans from South Financial and the FDIC-assisted acquisitions). Net impaired loans, excluding acquired loans and debt securities classified as loans, as a percentage of total loans were 1.9%, a decrease of 1 bp compared with April 30, 2011. The net impaired acquired loans as at July 31, 2011 were US$240 million, an increase of US$134 million, compared with the prior quarter. Net impaired debt securities classified as loans were US$1,471 million, a decrease of US$47 million, or 3%, compared with the prior quarter. In the current quarter, no new securities classified as loans were determined to be impaired; in addition, credit performance of these securities as a whole remains stable.
Reported non-interest expenses for the quarter increased US$75 million, or 9%, compared with the prior quarter. On an adjusted basis, non-interest expenses increased US$54 million, or 7%, compared with the prior quarter. The increase was primarily due to the Chrysler Financial acquisition, new stores, and more calendar days in the current quarter.
The average FTE staffing levels increased by 1,586, or 7%, compared with the prior quarter, primarily driven by the Chrysler Financial acquisition and organic growth. The efficiency ratio for the quarter was 60.3%, compared with 59.9% in the prior quarter. The adjusted efficiency ratio for the quarter was 57.1%, compared with 58.0% in the prior quarter, as a result of the Chrysler Financial acquisition.

Year-to-date comparison - Q3 2011 vs. Q3 2010
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the nine months ended July 31, 2011 was $940 million, an increase of $232 million, or 33%, compared with the same period last year. Adjusted net income for the nine months ended July 31, 2011 was $997 million, an increase of $238 million, or 31%. In U.S. dollar terms, net income increased US$278 million, or 41%, on a reported basis, and US$287 million, or 39% on an adjusted basis. On a year-to-date basis, the annualized return on invested capital was 7.6%, compared with 5.7% for the same period last year.
 In U.S. dollar terms, revenue on a year-to-date basis was US$4,322 million, an increase of US$914 million, or 27%, compared with the same period last year, due to both acquisitions and organic growth, partially offset by Regulation E. The margin on average earning assets on a year-to-date basis increased by 18 bps to 3.67%, compared with the same period last year, driven by higher loan spreads, including a change in the timing of expected cash flows on acquired loans and segment transfers, partially offset by deposit spread compression.
Total PCL on a year-to-date basis was US$552 million, an increase of US$73 million or 15% compared with the same period last year. Accounting for acquired loans, including debt securities classified as loans, resulted in an increase in PCL and an increase in net interest income for the period.  Excluding these impacts on PCL and segment transfers, PCL on the remaining loans decreased from last year despite strong loan growth due to improved asset quality in the portfolio of loans.
On a year-to-date basis, non-interest expenses were US$2,566 million, an increase of US$502 million, or 24%, on a reported basis, and US$2,470 million, an increase of US$482 million, or 24%, on an adjusted basis, compared with the same period last year, due to acquisitions, segment transfers, new store expenses, and investments in the core franchise.
The average FTE staffing levels on a year-to-date basis increased by 4,227, or 22%, compared with the same period last year. This increase was due to acquisitions, segment transfers, and 37 new store openings since the third quarter last year. The reported efficiency ratio on a year-to-date basis improved to 59.4%, compared with 60.6% in the same period last year. The adjusted efficiency ratio improved to 57.2%, compared with 58.4% for the same period last year.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 21

Business Outlook
Loan growth was within expectations for the quarter and strong volume growth is expected to continue through fiscal 2011 driven by residential mortgage refinance activity and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Continued improvement in PCL on the originated book is expected through 2011 due to the improved overall asset quality of the portfolio. Expense growth will be managed closely, while investing in resources and infrastructure to support growth.
As a result of the Durbin Amendment, revenue at U.S. Personal and Commecial Banking is expected to decline by approximately US$50-60 million pre-tax per quarter, excluding mitigation strategies. One third of that impact is expected in the fourth quarter of fiscal 2011 and the first full quarter impact is expected in the first quarter of fiscal 2012. We are formulating plans to recover this lost revenue over the next 2 years, but not specifically in the debit product.

TABLE 16: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Net interest income (TEB)	$419	$384	$430	$1,178	$1,399
Non-interest income	39	201	146	592	798
Total revenue	458	585	576	1,770	2,197
Provision for credit losses	6	7	(16)	19	2
Non-interest expenses	333	357	323	1,081	1,071
Net income	108	180	179	525	771
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	32	31	32	32	32
Return on invested capital	12.8%	22.7%	22.7%	21.5%	32.5%
Efficiency ratio - reported	72.7%	61.0%	56.1%	61.1%	48.7%
Average number of full-time equivalent staff	3,612	3,438	3,291	3,480	3,165

Quarterly comparison - Q3 2011 vs. Q3 2010
Wholesale Banking net income for the quarter was $108 million, a decrease of $71 million, or 40%, compared with the third quarter last year. The decrease reflects lower revenue in fixed income and currency trading, partially offset by improved investment banking fees and security gains. The annualized return on invested capital for the quarter was 12.8%, compared with 22.7% in the third quarter last year.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. The capital markets businesses generate revenue from providing advisory and underwriting services as well as trading, facilitation, and trade execution services. Revenue for the quarter was $458 million, a decrease of $118 million, or 20%, compared with the third quarter last year. The decline primarily arose in trading-related revenue within fixed income and currency trading businesses. Non-trading revenue, which primarily includes M&A advisory, equity and debt underwriting services, investment gains and corporate lending revenue, increased over the prior year. Fixed income and foreign exchange trading were impacted by weak economic data in the U.S. and concerns in Europe over the possibility of sovereign debt defaults. The combination of these issues resulted in reduced market volumes as participants reduced their risk and increased cash holdings. Credit spreads widened over concerns of the interdependencies between sovereign debt and banks particularly in Europe and the widening credit spreads led to reduced asset values. In the late stages of the quarter, uncertainty in the U.S. related to the extension of the government debt ceiling and failure to resolve the European debt crisis contributed to significant volatility in short-term interest rates which negatively impacted our fixed income and currency trading books.
PCL is composed of accrual costs for credit protection and specific provisions for credit losses net of any recoveries of previously recorded provisions. PCL in the current quarter was $6 million and was limited to credit protection costs. In the third quarter last year, PCL was a net recovery of $16 million as credit protection costs were more than offset by recoveries. Net impaired loans were $32 million, a decrease of $31 million, or 49%, over the third quarter last year.
Non-interest expenses for the quarter were $333 million, an increase of $10 million, or 3% compared with the third quarter last year. The increase was primarily due to costs related to risk and control infrastructure, offset by a decline in variable compensation.

Quarterly comparison - Q3 2011 vs. Q2 2011
Wholesale Banking net income for the quarter decreased by $72 million, or 40%, compared with the prior quarter. The decrease in net income was primarily due to lower fixed income, credit and currency trading, partially offset by gains on sales of investments and improved investment banking fees. The annualized return on invested capital for the quarter was 12.8%, compared with 22.7% in the prior quarter.
Revenue decreased $127 million, or 22%, compared with the prior quarter, primarily due to lower fixed income trading. Net interest income increased relative to the prior quarter and non trading revenue increased due to security gains and improved investment banking fees from M&A and credit origination. International and U.S. fixed income trading were adversely affected by continuing European sovereign debt concerns and uncertainty over the U.S debt ceiling. This resulted in lower client activity and wider credit spreads which decreased asset values. Currency trading revenue declined from strong levels in the prior quarter due to reduced trading opportunities. Also contributing to the decrease in fixed income and currency trading were losses from credit valuation adjustments, compared to gains in the prior quarter.
PCL was in line with the prior quarter. Net impaired loans decreased marginally from the prior quarter.
Non-interest expenses for the quarter decreased $24 million, or 7%, compared with the prior quarter, primarily due to lower variable compensation commensurate with reduced revenue.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 22

Year-to-date comparison - Q3 2011 vs. Q3 2010
Wholesale Banking net income for the nine months ended July 31, 2011 was $525 million, a decrease of $246 million, or 32%, compared with the same period last year. On a year-to-date basis, the annualized return on invested capital was 21.5%, which is more indicative of a normalized return as compared with 32.5% for the same period last year. The decrease is primarily related to difficult market conditions in the current year resulting in lower trading in fixed income, currencies and equities, as compared to the very favourable market conditions in the prior period. Partially offsetting these decreases were realized gains in the investment portfolio.
Revenue on a year-to-date basis was $1,770 million, a decrease of $427 million, or 19%, compared with the prior year, primarily due to the impact of the pronounced shift in market conditions on trading revenue. Non trading revenue increased year-to-date due to increased security gains and higher M&A and underwriting fees. In our trading businesses, conditions in the current year have been impacted by macroeconomic uncertainties in the U.S. and Europe, and increased competitive pressures on key franchise businesses resulting in reduced flows and tighter margins. Market conditions in the prior year were characterized by tightening credit spreads, wider bid-offer spreads, and elevated client activity which resulted in very favourable trading conditions and strong broad-based performance. This adverse shift in market conditions had the most impact on fixed income, credit and currency trading businesses. Also impacting trading-related revenue were declines due to segment transfers, and lower client transactions in the equity derivatives business.
   PCL on a year-to-date basis was $19 million, an increase of $17 million compared with the same period last year. PCL in the current period is mainly composed of the accrual cost of CDS protection. In the year to date last year, minor specific provisions and accrual costs were mostly offset by recoveries.
On a year-to-date basis, non-interest expenses were $1,081 million, marginally higher than the same period last year, primarily due to higher operating costs from investment in risk and control infrastructure offset by lower variable compensation.

Business Outlook
Year-to-date earnings for 2011 have decreased from the prior year and we continue to expect that the full year results will also be lower. Market conditions, at least in the short run, are expected to remain a headwind as the world’s largest economic regions continue to grapple with government debt levels and slow growth. Investor confidence is expected to remain low until uncertainty around these issues is reduced. There is a lack of clarity around the direction of markets and no clear indication that we will return to a more positive environment for a number of quarters. Trading revenue is particularly difficult to predict in the current environment. As a result, it could be difficult to meet the estimated range that we previously established for Wholesale Banking results. However, when global economies do recover, we anticipate that our solid advisory and origination revenue will be supplemented by stronger trading results, improving Wholesale Banking performance overall.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 23

TABLE 17: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Net loss - reported	$(124)	$(205)	$(304)	$(431)	$(641)
Adjustments for items of note, net of income taxes1
Amortization of intangibles2	102	108	117	322	352
Decrease (increase) in fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	(3)	(6)	14	(90)	(13)
Decrease (increase) in fair value of credit default swaps hedging the
corporate loan book, net of provision for credit losses	(5)	(2)	(9)	(4)	-
Recovery of income taxes due to changes in statutory income tax rates	-	-	-	-	(11)
General allowance increase (release) in Canadian Personal
and Commercial Banking and Wholesale Banking	-	-	-	-	(44)
Release of insurance claims	-	-	-	-	(17)
Integration charges relating to the Chrysler Financial acquisition	6	3	-	9	-
Total adjustments for items of note	100	103	122	237	267
Net loss - adjusted	$(24)	$(102)	$(182)	$(194)	$(374)

Decomposition of items included in net loss - adjusted
Net securitization	$(14)	$(23)	$(17)	$(58)	$(20)
Net corporate expenses	(86)	(119)	(80)	(318)	(240)
Other	76	40	(85)	182	(114)
Net loss - adjusted	$(24)	$(102)	$(182)	$(194)	$(374)
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective first quarter 2011, amortization of software is included in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

Quarterly comparison - Q3 2011 vs. Q3 2010
Corporate segment’s reported net loss for the quarter was $124 million, compared with a reported net loss of $304 million in the third quarter last year. Adjusted net loss for the quarter was $24 million, compared with an adjusted net loss of $182 million. Compared with the same quarter last year, the lower adjusted net loss was primarily due to the change in allocation methodology implemented in the current fiscal year, more favourable results from hedging and other treasury-related activities, an unfavourable tax item reported in the prior year, and higher earnings on unallocated capital.

Quarterly comparison - Q3 2011 vs. Q2 2011
Corporate segment’s reported net loss for the quarter was $124 million, compared with a reported net loss of $205 million in the prior quarter. Adjusted net loss for the quarter was $24 million, compared with an adjusted net loss of $102 million in the prior quarter. The lower adjusted net loss was mainly due to a decrease in net corporate expenses and the timing of treasury-related revenue.

Year-to-date comparison - Q3 2011 vs. Q3 2010
Corporate segment’s reported net loss for the nine months ended July 31, 2011 was $431 million, compared with a reported net loss of $641 million in the same period last year. Adjusted net loss for the nine months ended July 31, 2011 was $194 million, compared with an adjusted net loss of $374 million. The lower adjusted net loss was primarily attributable to the change in allocation methodology implemented in the current fiscal year, higher earnings on unallocated capital, and the timing of treasury-related revenue, partially offset by higher net corporate expenses.

Outlook
Corporate segment results are inherently difficult to predict by their nature and can contain volatility. The current quarter net loss was lower than previously anticipated, primarily due to lower net corporate expenses, more favourable results from hedging and other treasury-related activities, and tax items. Changes in the Bank’s charge-out and inter-segment transfer pricing methodologies implemented earlier in the current fiscal year are expected to continue to reduce losses and our estimated range for the remainder of fiscal 2011 is expected to be a net loss of $80 million to $120 million, on an adjusted basis. The annual adjusted net loss is expected to be lower than in fiscal 2010, primarily due to the segment transfers, favourable hedging and other treasury-related activities, and tax items.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 24

Segment Transfers
Effective the first quarter of fiscal 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no net impact on the Bank’s Interim Consolidated Financial Statements. Prior period results were not reclassified. The following table summarizes the segment transfers for the three and nine months ended July 31, 2011.

TABLE 18: IMPACTS OF SEGMENT TRANSFERS
(millions of Canadian dollars)					For the three months ended
					July 31, 2011
	Canadian Personal		U.S. Personal and
	and Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking	Banking	Corporate	Total
Increase/(decrease) to revenue	$(55)	$-	$38	$(18)	$35	$-
Increase/(decrease) to expenses	(8)	2	16	3	(13)	-
Increase/(decrease) to PCL	(16)	-	16	-	-	-
Increase/(decrease) to net income	(22)	(1)	3	(15)	35	-

					For the nine months ended
					July 31, 2011
Increase/(decrease) to revenue	$(168)	$-	$108	$(54)	$114	$-
Increase/(decrease) to expenses	(26)	6	50	8	(38)	-
Increase/(decrease) to PCL	(45)	-	45	-	-	-
Increase/(decrease) to net income	(68)	(4)	7	(44)	109	-

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 25

BALANCE SHEET REVIEW

Year-to-date comparison - Q3 2011 vs. Q4 2010

Total assets were $665 billion as at July 31, 2011, an increase of $45 billion, or 7%, from October 31, 2010. The net increase reflected a $23 billion increase in loans (net of allowance for loan losses), a $17 billion increase in securities purchased under reverse repurchase agreements, and a $7 billion increase in securities. The value of total assets in U.S. Personal and Commercial Banking decreased by $12 billion due to the translation effect of a stronger Canadian dollar.

Securities purchased under reverse repurchase agreements increased by $17 billion due to an increase in Wholesale Banking.

Securities increased by $7 billion largely due to an increase in trading securities primarily in Wholesale Banking. The value of securities in U.S. Personal and Commercial Banking decreased by $5 billion due to the translation effect of a stronger Canadian dollar.

Loans (net of allowance for loan losses) increased by $23 billion largely due to broad-based volume growth in Canadian Personal and Commercial Banking, and volume growth and the acquisition of Chrysler Financial ($7 billion) in U.S. Personal and Commercial Banking. The value of loans (net of allowances for loan losses) in U.S. Personal and Commercial Banking decreased by $5 billion due to the translation effect of a stronger Canadian dollar.

Total liabilities were $622 billion as at July 31, 2011, an increase of $44 billion or 8%, from October 31, 2010, which includes the acquisition of Chrysler Financial. The net increase reflected a $29 billion increase in deposits and a $16 billion increase in other liabilities. The value of total liabilities in U.S. Personal and Commercial Banking decreased by $12 billion due to the translation effect of a stronger Canadian dollar.

Deposits increased $29 billion primarily due to an increase in trading and business and government deposits in Wholesale Banking. The value of deposits in U.S. Personal and Commercial Banking decreased by $10 billion due to the translation effect of a stronger Canadian dollar.

Other liabilities increased $16 billion primarily due to an increase in obligations related to securities sold short and under repurchase agreements and other liabilities. The value of other liabilities in U.S. Personal and Commercial Banking decreased by $2 billion due to the translation effect of a stronger Canadian dollar.

Shareholders’ equity was $43 billion as at July 31, 2011, an increase of $1 billion, or 2%, from October 31, 2010. The net increase was comprised primarily of a $2 billion increase in retained earnings and a $1 billion increase in common share capital primarily due to additional common share issuance through the dividend re-investment plan and the exercise of stock options, partially offset by a decrease of $2 billion in accumulated other comprehensive income related largely to foreign exchange.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 26

CREDIT PORTFOLIO QUALITY

Quarterly comparison - Q3 2011 vs. Q3 2010
Gross impaired loans were $4,002 million, as at July 31, 2011, an increase of $665 million, or 20%, from July 31, 2010. The increase was largely due to a $478 million increase related to debt securities classified as loans, a $95 million increase in FDIC covered loans and a $129 million increase in U.S. Personal and Commercial Banking primarily related to acquired loans. Impaired loans net of specific allowance were $3,326 million as at July 31, 2011 compared with $2,713 million as at July 31, 2010.
The allowance for credit losses of $2,577 million as at July 31, 2011 was composed of specific allowances of $678 million and a general allowance of $1,899 million. Specific allowances increased $54 million, or 9%, from July 31, 2010. The general allowance decreased $56 million, or 3% from July 31, 2010. The Bank establishes a general allowance to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Quarterly comparison - Q3 2011 vs. Q2 2011
Gross impaired loans increased $82 million, or 2%, from April 30, 2011 primarily due to an increase in the impairment on the FDIC covered loans. Impaired loans net of specific allowance increased $114 million from April 30, 2011.
Specific allowances decreased $32 million, or 5%, as at July 31, 2011 from April 30, 2011. The general allowance increased $12 million from April 30, 2011.

TABLE 19: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Personal, Business & Government Loans
Balance at beginning of period	$2,238	$2,258	$2,218	$2,253	$2,070
Additions	868	803	835	2,447	2,749
Return to performing status, repaid or sold	(416)	(359)	(460)	(1,125)	(1,245)
Write-offs	(438)	(386)	(429)	(1,219)	(1,328)
Foreign exchange and other adjustments	17	(78)	13	(87)	(69)
Balance at end of period	2,269	2,238	2,177	2,269	2,177
Other Loans
Balance at beginning of period	1,682	1,831	814	1,203	241
Net change during the period
Debt securities classified as loans1	(54)	(147)	305	427	878
FDIC covered loans2	105	(2)	41	103	41
Balance at end of period	1,733	1,682	1,160	1,733	1,160
Total Gross Impaired Loans	$4,002	$3,920	$3,337	$4,002	$3,337
1	For more details on debt securities classified as loans, refer to the “How Our Businesses Performed - U.S. Personal and Commercial Banking” section of this document.
2
Loans subject to the loss share agreements with the FDIC are considered “FDIC covered loans”. The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC when applicable.

TABLE 20: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)	As at
	July 31	Apr. 30	July 31
2011		2011	2010
Specific allowance - on-balance sheet loans	$676	$708	$624
General allowance - on-balance sheet loans	1,612	1,604	1,674
Allowance for credit losses for off-balance sheet instruments	289	285	281
Total	$2,577	$2,597	$2,579

Impaired loans net of specific allowance	$3,326	$3,212	$2,713
Net impaired loans as a percentage of net loans	1.10%	1.11%	1.02%
Provision for credit losses as a percentage of net average loans (quarterly ratio)	0.51%	0.50%	0.51%

Non-Prime Loans
As at July 31, 2011, the Bank had approximately $2.1 billion (October 31, 2010 - $1.8 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 3.3% (October 31, 2010 - approximately 5.0%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 27

Sovereign Risk
The following table provides a summary of the Bank’s credit exposure to certain European countries, including Spain, Italy, Ireland, Portugal and Greece. Exposure to Spain and Italy is to the sovereigns themselves and the largest financial institutions in those countries.  All of these exposures are considered manageable.

TABLE 21: CREDIT EXPOSURE TO CERTAIN EUROPEAN COUNTRIES
(millions of Canadian dollars)
							As at
July 31, 2011	Outstanding Loans and Acceptances				Other Exposure1				Total
Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure
Portugal	$-	$-	$-	$-	$4	$-	$3	$7	$7
Italy	-	-	5	5	19	197	31	247	252
Ireland	-	-	-	-	13	16	72	101	101
Greece	-	-	-	-	-	-	4	4	4
Spain	22	-	83	105	40	196	433	669	774
Total	$22	$-	$88	$110	$76	$409	$543	$1028	$1138

Oct. 31, 2010
Portugal	$-	$-	$8	$8	$-	$-	$9	$9	$17
Italy	-	-	1	1	6	283	85	374	375
Ireland	-	-	-	-	14	40	283	337	337
Greece	-	-	-	-	-	-	12	12	12
Spain	-	-	85	85	13	484	468	965	1,050
Total	$-	$-	$94	$94	$33	$807	$857	$1,697	$1,791
1	Other exposure is largely comprised of securities and derivatives.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 28

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
Due to the acquisition of Commerce, the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.
These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses - specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The general allowance as at July 31, 2011 was US$147 million. The allowance for loan losses recognized in the third quarter of 2011 was US$3 million compared to ($1) million for the third quarter of 2010 and $2 million for the fourth quarter of 2010.
During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 54% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.
The market for these securities was more active compared to prior years resulting in an unrealized gain of US$218 million for the period ended July 31, 2011.
The following table discloses the fair value of the securities by vintage year:

TABLE 22: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
July 31, 2011	cost	value	cost	value	cost	value
2003	$219	$234	$249	$254	$468	$488
2004	392	413	216	223	608	636
2005	637	682	339	344	976	1,026
2006	368	351	297	292	665	643
2007	562	541	309	325	871	866
Total securities net of specific allowance	$2,178	$2,221	$1,410	$1,438	$3,588	$3,659
Less: general allowance					147
Total					$3,441

Oct. 31, 2010
2003	$275	$309	$393	$424	$668	$733
2004	454	502	383	415	837	917
2005	697	769	484	509	1,181	1,278
2006	406	394	380	391	786	785
2007	616	635	375	398	991	1,033
Total securities net of specific allowance	$2,448	$2,609	$2,015	$2,137	$4,463	$4,746
Less: general allowance					160
Total					$4,303

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 29

CAPITAL POSITION

The Bank complies with the Office of the Superintendent of Financial Institutions (OSFI) guideline for calculating RWA and regulatory capital, which is based on the International Convergence of Capital Measurement and Capital Standard - A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. For regulatory capital purposes, the Bank’s investment in TD Ameritrade is translated using the period-end foreign exchange rate of the Bank.

TABLE 23: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)	As at
	July 31	Oct. 31	July 31
2011		2010	2010
Risk-weighted assets for:
Credit risk	$174,204	$167,297	$157,764
Market risk	4,402	4,474	3,966
Operational risk	29,199	28,139	27,460
Total	$207,805	$199,910	$189,190

Tier 1 capital	$26,764	$24,386	$23,727
Tier 1 capital ratio1	12.9%	12.2%	12.5%
Total capital2	$33,935	$31,070	$30,351
Total capital ratio3	16.3%	15.5%	16.0%
Assets-to-capital multiple4	17.4	17.5	17.4
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

As at July 31, 2011, the Bank’s Tier 1 capital ratio was 12.9%, compared with 12.2% as at October 31, 2010. The increase was primarily a result of strong earnings and common share issuance through participation in the Bank’s dividend re-investment plan and exercise of stock options. We completed the acquisition of Chrysler Financial in the second quarter which reduced Tier 1 ratio by approximately 50 bps. In this quarter, the Bank redeemed US$118 million U.S. Trust Preferred Securities. The Total capital ratio was 16.3% as at July 31, 2011, compared with 15.5% as at October 31, 2010. The increase was largely due to the same reasons noted above.
On August 15, 2011, the Bank announced a definitive agreement under which the Bank will purchase the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities. Prior to close, the Bank expects to issue up to 8 million common shares for prudent capital management purposes, subject to customary over-allotments and market conditions. For additional detail on the proposed acquisition, see the “Significant Events in 2011” section of this document.
   The Bank continues to maintain sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.
For further details of capital, see Note 9 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 17 to the Interim Consolidated Financial Statements.

Future Changes in Basel
In December 2010, the Basel Committee on Banking Supervision (BCBS) published the final rules text on new international bank capital adequacy and liquidity requirements. Commonly referred to as “Basel III”, the capital proposals aim to increase the quality, quantity, transparency, and consistency of bank capital, discourage excess leverage and risk taking, and reduce procyclicality. Together with the new internationally harmonized global liquidity standards, Basel III aims to provide a regulatory framework to strengthen the resiliency of the banking sector and financial system.
In January 2011, the final rules text was supplemented by additional guidance from the BCBS regarding Non-Viability Contingent Capital (NVCC). The NVCC rules require that all capital instruments include loss absorption features. These features may require, based on the regulator's assessment of viability, a principal write-down or conversion to equity. The Basel III rules provide for a transition and phase-out for capital instruments that do not meet the Basel III requirements, including the NVCC features. Subsequently, OSFI issued an advisory in August 2011 regarding Canadian implementation guidance.
In February 2011, OSFI issued its action plan for implementation of Basel III. All banks will be required to implement the Basel III capital rules commencing in the first fiscal quarter of 2013. OSFI’s minimum requirements are expected to follow the Basel III transition plan outlined by the BCBS. Under the transition plan, changes in capital treatment for certain items as well as minimum capital ratio requirements will be phased in over the period from 2013 to 2019. The Basel III minimum capital requirements include a 4.5% common equity ratio, a 6.0% Tier 1 capital ratio, and an 8.0% Total capital ratio. In addition, a capital conservation buffer of 2.5% will be required. While a bank can draw down on the 2.5% capital conservation buffer to absorb losses during periods of financial or economic stress, restrictions on earnings distributions (e.g., dividends, share buybacks, discretionary payments on other Tier 1 capital instruments and discretionary bonus payments) would be required. The amount of such restrictions is linked to the extent to which the buffer is utilized.
In July 2011, the Basel Committee published the consultative document setting out measures for global systemically important banks (G-SIBs). Banks designated as G-SIBs will be required to hold 1% - 2.5% of additional capital, phasing-in over 4 years beginning January 1, 2016, above the Basel III 7% CET1 requirement. The methodology for the identification of G-SIBs uses an indicator-based approach consisting of 5 broad categories: size, interconnectedness, lack of substitutability, global (cross-jurisdictional) activity and complexity. A final document is expected to be published in November, 2011. Based on our current understanding of the criteria, TD is not expected to be a G-SIB.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 30

For TD, the new Basel III capital rules will result in higher RWA and an increase in deductions from regulatory common equity. We continue to believe that with our strong capital position today and our ability to generate capital from our operating businesses in the coming quarters, we are well positioned to fully meet the Basel III capital adequacy requirements. Based on our current understanding and assumptions, we expect the Bank’s pro forma Common Equity Tier 1 (CET1) ratio for the current quarter to be approximately 6.5%, if the full Basel III rules applicable in 2019 (i.e. without transition arrangements) were applied. Based on current forecasts, we will have comfortably met the 7% CET1 ratio threshold by the second quarter of fiscal year 2012 and expect to be at the higher end of the 7% - 8% range by the first quarter of fiscal year 2013. If we apply our understanding of the Basel III rules text with full deduction for goodwill & intangibles, we expect our CET1 ratio to be at the higher end of the 9% - 10% range by the first quarter of fiscal year 2013. As such, we do not anticipate a need to make significant changes to our business operations or raise additional common equity to meet the Basel III requirements.
We believe that under Basel III all of TD’s outstanding non-common Tier 1 and Tier 2 capital instruments, except certain instruments issued by TD’s U.S. subsidiaries, will be disqualified as regulatory capital, subject to a 10 year phase-out transition period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI’s February 4, 2011 advisory which outlined OSFI’s expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes - Series 2 outstanding at that time. As of July 31, 2011, there was $450 million in principal amount of TD Capital Trust IV Notes - Series 2 issued and outstanding. TD’s expectation is subject to a number of risk factors and assumptions outlined in the Bank’s February 7th press release, which is available on the Bank’s website at www.td.com.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.
Our businesses and operations are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in our Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration both the risk and business environment in which we operate. Our risk appetite states that we take risks required to build our business, but only if those risks: 1) fit our business strategy, and can be understood and managed; 2) do not expose TD to any significant single loss events; we don’t ‘bet the bank’ on any single acquisition, business or product; and 3) do not risk harming the TD brand. Each business is responsible for setting and aligning their individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which they are exposed. We monitor and report on individual business and enterprise level risks that could have a significant impact on the Bank.
Our risk governance structure and risk management approach have not substantially changed from that described in our 2010 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2010 MD&A.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2011.

Credit Risk
Gross credit risk exposures, measured before credit risk mitigants, are given below:

TABLE 24: GROSS CREDIT RISK EXPOSURES - STANDARDIZED AND AIRB APPROACHES1
(millions of Canadian dollars)						As at
			July 31			Oct. 31
	2011			2010
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$15,365	$157,202	$172,567	$13,486	$146,777	$160,263
Qualifying revolving retail	-	42,534	42,534	-	40,940	40,940
Other retail	24,141	30,288	54,429	17,943	28,205	46,148
	39,506	230,024	269,530	31,429	215,922	247,351
Non-retail
Corporate	50,324	121,288	171,612	50,436	114,603	165,039
Sovereign	20,104	64,535	84,639	8,872	63,633	72,505
Bank	20,221	119,426	139,647	20,916	112,003	132,919
	90,649	305,249	395,898	80,224	290,239	370,463
Total	$130,155	$535,273	$665,428	$111,653	$506,161	$617,814
1	Gross credit risk exposures represent exposures at default (EAD) and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 31

Market Risk
The graph below discloses daily value-at-risk (VaR) usage and trading-related income1 (TEB) within Wholesale Banking. On July 22, 2011, the VaR calculation was updated to include additional risk factors. Upon implementation, inclusion of these additional risk factors increased VaR by approximately $2 million. For the quarter ended July 31, 2011 trading-related income was positive for 58% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

1   Trading-related income (TEB) is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income. Trading-related revenue in the above graph excludes revenue related to changes in the fair value of loan commitments. The commitments are not included in the VaR measure as they are not managed as trading positions. In Q3 2011, there were 27 days of trading losses, with zero breaches in VaR.

The following table presents the end of quarter, average, high, and low Total VaR usage.

TABLE 25: VALUE-AT-RISK USAGE
(millions of Canadian dollars)	For the three months ended								For the nine months ended
					July 31		Apr. 30	July 31	July 31	July 31
					2011		2011	2010	2011	2010
	As at	Average	High		Low		Average	Average	Average	Average
Interest rate risk1	$9.1	$13.2	$20.0		$7.7		$14.0	$12.7	$13.2	$12.4
Credit spread risk1	4.4	4.8	5.1		4.4				4.8
Equity risk	5.2	4.4	5.4		3.3		4.9	8.6	5.0	8.1
Foreign exchange risk	1.8	2.6	6.5		1.2		2.1	2.5	2.5	2.5
Commodity risk	0.6	0.7	1.2		0.4		1.3	0.8	1.0	1.2
Debt specific risk	14.3	16.2	20.6		10.5		13.6	15.7	14.5	16.2
Diversification effect2	(17.2)	(21.1)	n/m	3	n/m	3	(17.1)	(18.7)	(21.4)	(19.1)
Total Value-at-Risk	$18.2	$20.8	$25.9		$16.1		$18.8	$21.6	$19.6	$21.3
    1Interest rate risk includes credit risk results until July 22, 2011. Credit spread risk is measured separately from interest rate risk as of July 22, 2011. Prior period comparatives have not been re-classified due to this change.
    2The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
    3Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 32

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2011, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $61.7 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $280.1 million after tax.
The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where the Bank has material exposure.

TABLE 26: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)						As at
		July 31		Oct. 31		July 31
	2011		2010		2010
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$4.0	$(75.0)	$(12.4)	$(68.1)	$(15.6)	$(54.4)
U.S. dollar	(65.7)	(205.1)	(153.0)	(48.4)	(143.5)	(69.8)
	$(61.7)	$(280.1)	$(165.4)	$(116.5)	$(159.1)	$(124.2)

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 33

LIQUIDITY RISK
As a financial organization, we must ensure that we have continued access to sufficient and appropriate funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to be able to continue to operate without being forced to sell non-marketable assets and/or significantly alter our business strategy. The process that ensures adequate access to funds and reserve liquidity is known as the management of liquidity risk.
Our overall liquidity requirement is defined as the amount of available liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a capital markets disruption or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a “Severe Combined Stress Scenario” test that models potential liquidity requirements and asset marketability during a confidence crisis directly related to our ability to meet obligations as they come due. In addition to this Bank-specific event, the Severe Combined Stress Scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds, and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off, potential drawdown of unutilized committed lines of credit, and current forecasted operational requirements. In addition, the scenario ensures coverage of Bank-sponsored funding programs, such as the Banker’s Acceptances we issue on behalf of clients, and Bank-sponsored asset-backed commercial paper (ABCP).
To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality, and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and line of credit utilization, and contingent liabilities coming due in a given specified time bucket. On July 31, 2011, our aggregate surplus liquid-asset position for up to 90-days, as measured under the Severe Combined Stress Scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Banking operations was $2.7 billion (October 31, 2010 - $10.7 billion). The cumulative surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at July 31, 2011 was $6.9 billion (October 31, 2010 - $7 billion).
We also use an “Extended Liquidity Coverage Test” to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test we estimate the marketability and pledging potential of available assets not considered liquid within 90-days under the Severe Combined Stress Scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91- to 365-day period. On July 31, 2011, our estimate of liquid assets less requirements, as measured under the Extended Liquidity Coverage Test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $15.6 billion, (October 31, 2010 - $15.4 billion) and for U.S. Personal and Commercial Banking operations was $14.7 billion (October 31, 2010 - $13.4 billion).
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.
We have contingency plans in place to provide direction in the event of a specific local liquidity crisis.
Credit ratings are important to our borrowing costs and ability to raise funds. A ratings downgrade could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. We believe that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties. Credit ratings and outlooks provided by the ratings agencies reflect their views and are subject to change from time to time, based on a number of factors, including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by the rating agencies and conditions affecting the overall financial services industry.

TABLE 27: CREDIT RATINGS
As at July 31 20111
Ratings agency	Short-term debt rating	Senior long-term debt rating	Outlook
Moody’s	P-1	Aaa	negative
S&P	A-1+	AA-	positive
Fitch	F1+	AA-	stable
DBRS	R-1 (high)	AA	stable
1  The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 34

OFF-BALANCE SHEET ARRANGEMENTS

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets and to create investment products for our clients. SPEs may be organized as trusts, partnerships, or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Interim Consolidated Balance Sheet.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, automobile loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. Certain off-balance sheet automobile loans acquired by the Bank as part of the acquisition of Chrysler Financial (see Note 7 to the Interim Consolidated Financial Statements for more detail) were originated in the U.S. and sold to U.S. securitization structures. During the quarter, the notes issued by the U.S. securitization structures were fully repaid and the excess collateral was returned to the Bank. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs, significant unconsolidated QSPEs, and Canadian non-SPE third parties are as follows:

TABLE 28: EXPOSURE SECURITIZED BY THE BANK AS AN ORIGINATOR1
(millions of Canadian dollars)							As at
	July 31						Oct. 31
						2011						2010
	Significant		Significant		Canadian non-		Significant		Significant		Canadian non-
	unconsolidated QSPEs		unconsolidated SPEs		SPE third-parties		unconsolidated QSPEs		unconsolidated SPEs		SPE third-parties
		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
		value of		value of		value of		value of		value of		value of
	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained
	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests
Residential
mortgage loans	$-	$-	$22,133	$714	$22,530	$471	$-	$-	$21,721	$602	$21,722	$711
Personal loans	5,423	120	-	-	-	-	6,555	121	-	-	-	-
Commercial
mortgage loans	-	-	98	1	704	7	-	-	49	-	564	3
Total	$5,423	$120	$22,231	$715	$23,234	$478	$6,555	$121	$21,770	$602	$22,286	$714
1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

Residential Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at July 31, 2011, the single-seller conduits had $5.1 billion (October 31, 2010 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $1.5 billion (October 31, 2010 - $1.5 billion) of term notes outstanding. While the probability of loss is negligible as at July 31, 2011, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2010 - $5.1 billion) of which $1.1 billion (October 31, 2010 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $120 million (October 31, 2010 - $121 million) relating to excess spread. As part of the Bank’s acquisition of Chrysler Financial, the Bank acquired automobile loans securitized through multi-seller conduits. During the quarter, the notes in these structures were fully repaid and the excess collateral was returned to the Bank.

Commercial Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized commercial mortgages as the mortgages are all government guaranteed.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $4.3 billion as at July 31, 2011 (October 31, 2010 - $5.3 billion). Further, as at July 31, 2011, the Bank has committed to provide an additional $1.9 billion (October 31, 2010 - $1.8 billion) in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets. As at July 31, 2011, the Bank also provided deal-specific credit enhancement in the amount of $69 million (October 31, 2010 - $73 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 35

TABLE 29: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)	As at
		July 31		Oct. 31
	2011		2010
Exposure and		Expected	Exposure and	Expected
Ratings profile of		weighted	Ratings profile of	weighted
unconsolidated		average life	unconsolidated	average life
SPEs AAA1		(years)2	SPEs AAA1	(years)2
Residential mortgage loans	$1,445	2.7	$1,637	3.0
Credit card loans	244	1.5	500	1.7
Automobile loans and leases	1,201	1.9	1,561	1.7
Equipment loans and leases	166	0.8	306	1.1
Trade receivables	1,228	2.9	1,287	2.2
Total	$4,284	2.4	$5,291	2.2
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at July 31, 2011, the Bank held $193 million (October 31, 2010 - $354 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits within the trading securities category on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $334 million as at July 31, 2011 (October 31, 2010 - nil) of which nil (October 31, 2010 - nil) has been drawn. The assets within these conduits comprise of individual notes backed by automotive loan receivables. As at the three months ended July 31, 2011 and subsequently, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at July 31, 2011 and October 31, 2010 was not significant.

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). The total net fair value of unfunded protection related to CDOs is ($5) million as of July 31, 2011 (October 31, 2010 - ($3) million), and represents the residual exposures before hedging. These CDOs are referenced to corporate debt securities and contain no exposure to U.S. subprime mortgages. All exposures are managed within risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs and included in Level 3 of the fair value hierarchy as described in Note 29 to the 2010 Consolidated Financial Statements.

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 31 to the 2010 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at July 31, 2011 was not significant (October 31, 2010 - not significant).

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 36

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 30: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)	For the three months ended
			2011				2010	2009
	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$3,303	$3,079	$3,165	$2,983	$2,921	$2,790	$2,849	$2,825
Non-interest income	2,044	2,043	2,295	2,034	1,823	1,977	2,188	1,893
Total revenue	5,347	5,122	5,460	5,017	4,744	4,767	5,037	4,718
Provision for credit losses	374	343	414	404	339	365	517	521
Non-interest expenses	3,207	3,201	3,193	3,263	2,966	2,953	2,981	3,095
Provision for income taxes	348	287	343	374	310	308	270	132
Non-controlling interests in subsidiaries,
net of income taxes	27	25	26	27	26	26	27	27
Equity in net income of an associated
company, net of income taxes	59	66	57	45	74	61	55	67
Net income - reported	1,450	1,332	1,541	994	1,177	1,176	1,297	1,010
Adjustments for items of note:1
Amortization of intangibles2	102	108	112	115	117	123	112	116
Decrease (increase) in fair value of derivatives
hedging the reclassified available-for-sale
debt securities portfolio	(3)	(6)	(81)	8	14	(23)	(4)	73
Integration and restructuring charges
relating to the U.S. Personal and
Commercial Banking acquisitions	28	16	13	18	5	-	46	89
Decrease (increase) in fair value of credit
default swaps hedging the corporate loan
book, net of provision for credit losses	(5)	(2)	3	4	(9)	2	7	19
Recovery of income taxes due to
changes in statutory income tax rates	-	-	-	-	-	-	(11)	-
Release of insurance claims	-	-	-	-	-	-	(17)	-
General allowance increase (release) in
Canadian Personal and Commercial Banking
and Wholesale Banking3	-	-	-	-	-	(44)	-	-
Agreement with Canada Revenue
Agency	-	-	-	121	-	-	-	-
Integration charges relating to the Chrysler
Financial acquisition	6	3	-	-	-	-	-	-
Total adjustments for items of note	128	119	47	266	127	58	133	297
Net income - adjusted	1,578	1,451	1,588	1,260	1,304	1,234	1,430	1,307
Preferred dividends	43	40	49	48	49	48	49	48
Net income available to common
shareholders - adjusted	$1,535	$1,411	$1,539	$1,212	$1,255	$1,186	$1,381	$1,259

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.59	$1.46	$1.70	$1.08	$1.30	$1.31	$1.45	$1.12
Adjusted	1.73	1.60	1.75	1.39	1.44	1.37	1.61	1.47
Diluted earnings per share
Reported	1.58	1.46	1.69	1.07	1.29	1.30	1.44	1.12
Adjusted	1.72	1.59	1.74	1.38	1.43	1.36	1.60	1.46
Return on common shareholders’
equity	14.4%	14.0%	15.5%	9.7%	12.2%	13.0%	14.0%	11.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective first quarter 2011, amortization of software is included in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

3	Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance in Canadian Personal and Commercial Banking and Wholesale Banking.”

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 37

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 45 to 64 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s 2010 Consolidated Financial Statements. The accounting policies used in the preparation of these Interim Consolidated Financial Statements are consistent with those used in the Bank’s 2010 Consolidated Financial Statements.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2010 Annual Report.

Future Changes in Accounting Policies

Transition to International Financial Reporting Standards in Fiscal 2012
The Bank will transition from Canadian GAAP to International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. The annual and interim fiscal 2012 Consolidated Financial Statements will include an IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet), fiscal 2011 comparatives, related transitional reconciliations and note disclosures.
IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure that could significantly impact the Bank’s accounting policies and related business processes. The Bank continues to finalize its assessment of the full impact of its transition to IFRS as further discussed below.

a) IFRS Transition Program Summary
To manage the transition to IFRS, the Bank implemented a comprehensive, enterprise-wide program supported by a formal governance framework. The key elements of the IFRS transition program include developing a project governance framework, updating accounting policies, preparing financial statements, building financial reporting expertise, identifying impact on business processes and information technology; implementing internal controls over financial reporting (ICFR), and implementing appropriate disclosure controls and procedures (DC&P), including investor relations and communication plans. The Bank’s implementation plan consists of the following phases: (i) Program Initiation and Planning; (ii) Detailed Assessment; (iii) Design and Solution Development; and (iv) Implementation.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 38

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
1. Project Governance Framework
Establish program structure and raise awareness, including the following:
•    Form Steering Committee and project teams, which consist of Finance, Technology, Internal Audit, and Program Office.
•    Establish progress reporting protocols and project management practices.
•    Determine processes for consensus of key decisions and project oversight.
•    Hold IFRS overview sessions at various levels within the Bank.
Program Initiation and Planning; Detailed Assessment
•    All milestones have been completed.
•    The Steering Committee is kept informed of project status and key policy decisions. The Audit Committee receives regular updates. External advisors have been engaged to assist with certain elements of IFRS analysis. The Bank’s external stakeholders, OSFI and the external auditors are kept apprised of the progress of the project.

2. Accounting Policies
• Perform a detailed comparison of IFRS to Canadian GAAP to determine the impact to the Bank’s accounting policies.	Detailed Assessment
•    Key differences between IFRS and Canadian GAAP have been identified and analyzed (see Summary of Key Differences below).
•    Other differences between IFRS and Canadian GAAP, which are expected to have a lower impact and require limited changes to business processes have also been identified and analyzed (see Summary of Other Differences below).

• Analyze and determine ongoing policies where alternatives are permitted.	Detailed Assessment; Design and Solution Development	• The Bank has analyzed the available alternatives for its significant accounting policies and has completed a preliminary assessment of which alternatives it will select.
• Analyze and determine which IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) exemptions will be taken on transition to IFRS.		• The Bank has analyzed the available IFRS 1 exemptions and has completed an assessment of certain of the exemptions it expects to apply on transition (see First-Time Adoption of IFRS below).
• Identify the tax implications resulting from first-time adoption decisions and ongoing accounting policy differences.
•    The Bank is finalizing its assement of the tax impacts related to its first-time adoption decisions and transitional adjustments to IFRS, and the on-going tax impacts of accounting policy differences.

• Implement revisions to key accounting policies.	Implementation
•    Technical accounting analyses have been completed for all IFRS standards that are expected to impact the Bank.
•    Key accounting policies requiring revisions have been identified and the Bank continues to progress through policy updates.

3. Financial Statement Preparation and Reporting
• Identify significant changes in note disclosures and financial statement presentation.	Detailed Assessment; Design and Solution Development	• Significant changes in note disclosures and financial statement presentation have been identified, drafts have been prepared and data being gathered.
• Assess the impact of transition on the IFRS opening Consolidated Balance Sheet.	Design and Solution Development
•    An analysis of the impact to the Bank’s IFRS opening Consolidated Balance Sheet has been prepared for internal review. Final impact of transition to IFRS for the Bank is subject to change until IFRS 1 exemption decisions and accounting policy decisions are finalized.

• Perform data gathering and prepare IFRS opening Consolidated Balance Sheet and comparative financial information, including related transitional reconciliations and note disclosures.	Implementation
•    A draft of the opening Consolidated Balance Sheet has been prepared for internal review, which may change as the Bank finalizes its IFRS 1 exemption options and accounting policy decisions throughout fiscal 2011.
•    Drafts of the transitional reconciliations from Canadian GAAP to IFRS and related note disclosures, as required by IFRS 1, have been prepared for internal review.

• Report IFRS Consolidated Financial Statements, including an IFRS opening Consolidated Balance Sheet, transitional reconciliations and related note disclosures.		• To be effective for the interim and annual periods beginning in the first quarter of fiscal 2012.
4. Financial Reporting and IFRS Expertise
•    Staff the program with an appropriate level of IFRS financial reporting expertise and project management experience.
•    Provide IFRS training to key finance and operational staff, including business process owners.
•    Provide education to management, Steering Committee, and Audit Committee regarding IFRS implications.
Detailed Assessment; Design and Solution Development
•    All milestones have been completed.
•    A project team consisting of IFRS subject matter experts, finance and operational staff and project managers has been engaged.
•    IFRS training has been provided to key internal stakeholders and continues to be provided as required.

• Launch a finance-wide IFRS training program.	Design and Solution Development
•    Finance-wide professional development training sessions on technical IFRS topics continue to be provided. The Bank also holds regular IFRS information sessions with members of the Steering Committee, Audit Committee, senior executives, and certain stakeholders.
•    Guidance on specific issues will continue to be provided to impacted finance and operational personnel.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 39

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
5. Business Impacts
• Identify significant business impacts of the transition to IFRS, including forecasting processes, compensation arrangements, regulatory capital, hedging activities, and other material contracts.	Detailed Assessment; Implementation
•    The Bank is beginning to layer in IFRS impacts into its forecasting and capital processes.
•    Significant impacts to the Bank’s compensation arrangements are not anticipated.
•    Process and system changes have been completed to address changes to the Bank’s hedging activities, largely due to the impact of securitized assets that no longer qualify for derecognition under IFRS.

• Identify the impacts of IFRS on the Bank’s external clients adopting IFRS, and the impact to their financial statements and loan covenants.
•    The Bank is reviewing disclosures and other available information related to changes in financial statements of external clients, who have adopted IFRS, in order to assess the potential impact on the Bank’s lending practices. This will continue through fiscal 2011.

6. Information Technology
•    Identify changes required to information technology systems and design processes to prepare an IFRS opening Consolidated Balance Sheet.
•    Determine a solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011.
•    Design, develop and test related process and technology changes.
Detailed Assessment; Design and Solution Development
•    A process to capture financial information under Canadian GAAP and IFRS during fiscal 2011 is in place.
•    A reporting environment has been implemented to track all transition adjustments from Canadian GAAP to IFRS and to produce the IFRS opening Consolidated Balance Sheet, fiscal 2011 comparatives, related transitional reconciliations and note disclosures.

• Test other new processes and information technology.	Implementation	• Testing of certain new processes and technology changes is currently underway.
7. Control Activities: ICFR and DC&P; Including Investor Relations and Communications Plans
•    Identify and update changes in internal controls based on required process and technology changes.
•    For all significant changes to policies and procedures identified, assess effectiveness of ICFR and DC&P and implement any necessary changes.
•    Design and implement internal controls over the IFRS transition process.
Design and Solution Development; Implementation
•    Stakeholders have been involved in the design and implementation of controls and procedures for both the IFRS transition process and other changes that will have an on-going impact, as a result of transition.
•    Internal audit and the financial controls office have been engaged and are reviewing the Bank’s IFRS transition process in fiscal 2011.

• Design a communication plan to convey impacts of the transition to IFRS to external stakeholders.		• The Bank is continuing to work on its communication plan regarding the anticipated effects of IFRS transition to certain external stakeholders.
• Communicate impact of the IFRS transition to external stakeholders.		• Communication will continue to be made with further detail being provided as key accounting policy and implementation decisions are finalized.

b) First-Time Adoption of IFRS
Accounting changes resulting from the transition to IFRS will generally be reflected in the Bank’s IFRS opening Consolidated Balance Sheet on a retrospective basis. Where transition has been accounted for on a retrospective basis, the IFRS opening Consolidated Balance Sheet will be presented as if IFRS had always been applied and adjustments for any differences between Canadian GAAP and IFRS will affect IFRS opening retained earnings. Initial elections upon adoption of IFRS (IFRS 1) specify certain mandatory exceptions to the retrospective application of certain standards, and permit exemption options for certain other standards. For the Bank, there are significant exemption options available in the areas of accounting for the following: (i) Employee Future Benefits, (ii) Business Combinations, (iii) Designation of Financial Instruments, and (iv) Currency Translation. The application of certain of these exemptions will have an impact on the Bank’s IFRS opening retained earnings and may also impact accounting in periods subsequent to transition to IFRS. These exemptions, coupled with certain other elections will also have an impact on the Bank’s regulatory capital. However, OSFI has issued guidance which permits the Bank to phase-in the impact of IFRS on Tier 1 capital over a five-quarter period beginning in first quarter of fiscal 2012. The Bank has prepared estimates of the impact of the significant exemption options it expects to use based on the most current information available. These estimates however, may change significantly as the Bank finalizes its IFRS 1 elections and as further information becomes available.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 40

The significant exemption options are summarized in the table below:

AREA OF IFRS	SIGNIFICANT EXEMPTION OPTIONS AND DECISIONS
Employee Future Benefits
The Bank may elect under IFRS 1 to recognize any unamortized actuarial gains or losses in its IFRS opening retained earnings. The Bank will elect to use this exemption option. Unamortized actuarial losses under Canadian GAAP as at October 31, 2010 (which are measured as at July 31, 2010) were approximately $1.2 billion pre-tax ($880 million after tax). This item will reduce Tier 1 capital. The unamortized actuarial loss that the Bank will recognize in its IFRS opening retained earnings may differ from this amount as it is measured at November 1, 2010.

Business Combinations
The Bank may elect not to apply IFRS 3, Business Combinations (IFRS 3) to all business combinations that occurred before the date of transition to IFRS, or select a date prior to the date of transition and apply IFRS 3 to all business combinations occurring after that date. The Bank may use this exemption option and select a date prior to the date of transition and apply IFRS 3 to all business combinations occurring after that date. Should the Bank apply this exemption option, there may be a difference in the purchase price as determined under IFRS versus that as previously determined under Canadian GAAP due to certain differences such as the measurement of share consideration and in the accounting for intangible assets, transaction costs and restructuring charges as further discussed below. These differences will result in a potential reduction to goodwill and shareholders’ equity. This reduction is solely related to accounting differences between IFRS and Canadian GAAP and is not expected to result in a material impact to net Tier 1 capital.

Designation of Financial Instruments
Under IAS 39, Financial Instruments: Recognition and Measurement, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS. Specifically, on transition, IFRS 1 permits the Bank to a) make an available-for-sale designation for financial assets and, b) designate any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets certain criteria specified under IFRS at that date. The Bank has re-designated certain of its financial assets on transition to IFRS.

Currency Translation
The Bank may elect to reclassify all cumulative translation differences in accumulated other comprehensive income into retained earnings on transition. The Bank will elect to use this exemption option, however the amount to be reclassified will not be known with certainty until all adjustments for initial elections on adoption of IFRS have been finalized and until all differences between Canadian GAAP and IFRS have been recorded in the IFRS opening retained earnings.

The Bank’s cumulative translation difference recorded in accumulated other comprehensive income as at October 31, 2010 under Canadian GAAP was approximately $2.9 billion, which would be a reclassification within shareholders’ equity that has no impact on the Bank’s Tier 1 capital.

c) Summary of Key Differences
Key differences identified between IFRS and Canadian GAAP include (i) Derecognition of Financial Instruments (securitizations), (ii) Consolidations, (iii) Business Combinations, and (iv) Employee Future Benefits. The Bank has prepared preliminary estimates of the impact of certain of the key differences identified between IFRS and Canadian GAAP. These estimates may change as further information becomes available and such changes may be significant. The key differences are summarized below:

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Derecognition of Financial Instruments (securitizations)
Canadian GAAP
Under Canadian GAAP, derecognition is based on whether the Bank surrenders control over transferred assets.

IFRS
Under IFRS, derecognition is primarily based on whether the Bank transfers substantially all the risks and rewards of ownership.

Analysis
The model used for derecognition of financial assets under IFRS differs significantly from Canadian GAAP. As a result, the Bank expects most transfers of financial assets that previously qualified for derecognition under Canadian GAAP to no longer qualify for derecognition under IFRS. Such assets will be reported on the Bank’s Consolidated Balance Sheet on transition to IFRS, resulting in an increase in total assets and total liabilities. For example, under IFRS, the Bank does not expect its transfers of mortgage loans through the Canada Mortgage Bond Programs to qualify for derecognition. With these transfers accounted for as financing transactions, the Bank will no longer realize securitization gains or losses on the transfer of mortgages. On transition, IFRS opening retained earnings will reflect the impact of accounting for prior years’ transfers as financing transactions, rather than sales. Should transferred financial assets remain on the Consolidated Balance Sheet under IFRS, the Bank’s risk management and asset and liability management strategies may be affected. The Bank continues to assess the impact of this IFRS difference as well as any impact this difference may have on the Bank’s regulatory capital.

In December, 2010, the IASB issued certain amendments to IFRS 1. As a result of these amendments, the Bank is required to apply the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement upon its transition to IFRS on a prospective basis, however, IFRS 1 permits an election for the Bank to select a date from which to apply the requirements retrospectively. In February 2011, OSFI issued a statement requiring the application of the derecognition requirements in IAS 39 on a prospective basis for transactions occurring on or after January 1, 2004. The Bank has analyzed the implications of both the IASB amendments and the OSFI statement and has applied the derecognition requirements in IAS 39 from January 1, 2004 onwards.

Expected impact to IFRS opening Consolidated Balance Sheet
The Bank estimates an increase to its IFRS opening Consolidated Balance Sheet of approximately $50 billion in total assets and liabilities. An adjustment to IFRS opening retained earnings is also expected as previously recognized gains or losses on certain securitization transactions that do not qualify for derecognition under IFRS would be reversed. The reversal of gains or losses is expected to have an impact to Tier 1 capital.

Future changes in standard
The IASB is considering potential changes to IFRS in this area, however it is unlikely that any changes would be mandatory until after the Bank transitions to IFRS.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 41

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Consolidation
Canadian GAAP
Under Canadian GAAP, the consolidation of a SPE is based on whether the Bank is exposed to a majority of a SPE’s expected losses or entitled to a majority of the SPE’s expected residual returns, or both. In addition, Canadian GAAP provides an exemption with respect to consolidation of SPEs structured as QSPEs where certain conditions are met.

IFRS
Under IFRS, the consolidation of SPEs is based on whether the Bank has control over an SPE. In addition, under IFRS there is no concept of QSPEs.

Analysis
As a result, upon transition to IFRS, the Bank expects to consolidate certain SPEs that are currently not consolidated under Canadian GAAP. Consolidation of any previously unconsolidated entities results in potentially increased assets, liabilities, and non-controlling interest. Additionally, it could result in the reversal of previously recognized gains or losses in IFRS opening retained earnings on transactions undertaken with these entities. The Bank is in the process of assessing the regulatory capital impacts resulting from incremental consolidation of SPEs under IFRS. In addition, consolidation of previously unconsolidated entities may change asset and liability positions, which may in turn affect the Bank’s hedging strategies.

Expected impact to IFRS opening Consolidated Balance Sheet
Increases in non-controlling interests and changes to retained earnings may be recorded as a result of this difference.

Future changes in standard
The IASB recently issued a revised standard on consolidation, however adoption of this standard will not be mandatory until after the Bank’s transition to IFRS.

Employee Future Benefits
Canadian GAAP
Canadian GAAP does not differentiate between accounting for vested and unvested cost of plan amendments, amortizing both over the expected average remaining service life of active plan members. In addition, it permits two accounting policy choices regarding actuarial gains and losses. The Bank’s accounting policy is to amortize the excess, if any, of the net actuarial gain or loss over 10% of the greater of a projected benefit obligation and the fair value of plan assets over the expected average remaining service life of active plan members.

IFRS
Under IFRS, the cost of plan amendments are recognized immediately if they relate to vested benefits; otherwise, they are recognized over the remaining vesting period. The Bank’s accounting method for actuarial gains and losses under Canadian GAAP is one of the accounting policy choices permitted under IFRS.

Analysis
As a result of the difference related to costs of plan amendments, upon transition to IFRS, the Bank will be required to recognize costs of plan amendments that are vested when those benefits are granted and recognize the expense for unvested benefits at a faster rate than under Canadian GAAP. The Bank expects that the policy for accounting for actuarial gains and losses will not change on transition to IFRS.

Expected impact to IFRS opening Consolidated Balance Sheet
In addition to the impact of the IFRS 1 exemption option as discussed above, the Bank also expects an impact related to its unamortized prior service costs as of November 1, 2010. This difference between Canadian GAAP and IFRS is expected to reduce retained earnings with a corresponding adjustment to assets and liabilities.

Future changes in standard
The IASB recently issued a revised standard on accounting for employee future benefits, however adoption of this standard will not be mandatory until after the Bank’s transition to IFRS.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 42

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Business Combinations
Canadian GAAP
Measurement of share consideration
Shares issued as consideration are measured at the market share price over a reasonable period before and after the date the terms of the business combination are agreed to and announced.
Restructuring Costs
Costs of an acquirer’s plan to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation.
Acquisition-related costs
Direct related to the acquisition (i.e. finders fees, advisory, legal, etc.) are included in the purchase price allocation.

IFRS
Measurement of purchase price
Shares issued as consideration are measured at their market share price at the acquisition closing date.
Restructuring Costs
Costs are generally expensed as incurred and not included in the purchase price allocation.
Acquisition-related costs
Costs are expensed as incurred and not included in the purchase price allocation.

Analysis
IFRS 3, Business Combinations provides guidance on the recognition and measurement of business combinations that differ from the guidance under current Canadian GAAP. IFRS 3 provides greater emphasis on fair value measurement for items such as non-controlling interests and contingent consideration payments.
These differences will impact the purchase price allocation, including the amount of goodwill recorded by the Bank.
Expected impact to IFRS opening Consolidated Balance Sheet (including the impact of certain IFRS 1 exemption options; see estimated impact in First-time Adoption of IFRS above).

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 43

d) Summary of Other Differences
Below are selected additional changes in accounting policies, which the Bank expects to have a lower impact on its Consolidated Financial Statements and which require limited process change.

ACCOUNTING POLICY AREA	OTHER DIFFERENCES IN ACCOUNTING TREATMENT
Provisions and Contingent Liabilities
IFRS requires a provision to be recognized when it is more likely than not that an outflow of resources will be required to settle the obligation, while a provision is recorded when it is probable that an outflow of resources will be required under Canadian GAAP. IFRS also requires a provision to be recognized when a contract becomes onerous, while Canadian GAAP only requires recognition of such a liability in certain situations. The Bank continues to review all potential obligations to determine if any additional provisions are required.

Share-based Payments
Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This period is generally equal to the vesting period, and may include a period prior to the grant date. Under Canadian GAAP, the Bank does not recognize an expense before the grant date.

Impairment of Long-lived Assets
IFRS requires a one-step impairment test for identifying and measuring impairment, comparing an asset’s carrying value to the higher of its value in use and fair value less cost to sell. Under Canadian GAAP, an impairment analysis based on discounted cash flows is completed only if the asset’s undiscounted cash flows are below its carrying value.

Previously recognized impairment losses must be reversed when a change in circumstances indicates that the impairment has been reduced, other than for goodwill and indefinite-lived intangible assets. Reversals of impairment losses are not permitted under Canadian GAAP.

IFRS generally requires additional disclosures than under Canadian GAAP. As a result, the Bank expects to have additional disclosures, particularly with respect to related party transactions, insurance, provisions and contingent liabilities, financial instruments and income taxes; along with the IFRS transitional disclosures. In addition, classification and presentation may be different for some balance sheet and income statement items. The Bank is currently analyzing the overall impact of the classification and presentation changes on its Consolidated Financial Statements.

e) Other Developments to IFRS
    In addition to the issuance of revised standards on consolidation and employee future benefits as discussed above, the IASB has also recently issued new guidance related to the Presentation of Items in Other Comprehensive Income, Fair Value Measurement, Joint Arrangements and Disclosures of Interests in Other Entities. The Bank is assessing the impact of these changes as the adoption of the changes is not mandatory until after the Bank’s transition to IFRS.
The IASB is also in the process of considering significant changes to accounting guidance related to financial instruments, hedge accounting and other financial instruments topics such as impairment of financial assets and offsetting. It is likely that these changes will not be mandatory for the Bank until after transition. A new standard dealing with classification and measurement of financial assets has already been released by the IASB. However, this new standard will not be adopted by the Bank until the mandatory date.
Finally, the IASB continues to make changes to IFRS to improve the overall quality of financial reporting including a number of important ongoing standard setting projects. These projects will address such matters as accounting for income taxes, leases, provisions and contingent liabilities, and disclosures pertaining to various topics, among other items.
    The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies and adjusting its IFRS project plan accordingly.
The differences identified in this transitional disclosure should not be regarded as an exhaustive list and other changes may result from the transition to IFRS. Furthermore, the disclosed impacts of the transition to IFRS reflect the most recent assumptions, estimates and expectations, including the assessment of the IFRS expected to be applicable at the time of transition. As a result of changes in circumstances, such as economic conditions or operations, and the inherent uncertainty from the use of assumptions, the actual impacts of the transition to IFRS may be different than those presented above.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 44

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

LIMITATION ON SCOPE OF DESIGN
Management has limited the scope of the design of the Bank’s disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of Chrysler Financial, the results of which are included in the Interim Consolidated Financial Statements of the Bank for the period of July 31, 2011.
   As at April 1, 2011, the date of the acquisition of Chrysler Financial, $7.3 billion of loans and $6.6 billion of liabilities were contributed to the Bank’s Consolidated Balance Sheet. Chrysler Financial constituted approximately 1% of the total consolidated assets as at July 31, 2011 and less than 2% and 1%, respectively for the three and nine months ended July 31, 2011 of the total consolidated net income. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment.
The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of DC&P (in the case of Canadian securities laws) and ICFR to exclude the controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the interim filings.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	July 31	Oct. 31
	2011	2010
ASSETS
Cash and due from banks	$2,899	$2,574
Interest-bearing deposits with banks	16,409	19,136
	19,308	21,710
Securities (Note 3)
Trading (Note 2)	64,840	59,542
Available-for-sale	106,154	102,355
Held-to-maturity	7,183	9,715
	178,177	171,612
Securities purchased under reverse repurchase agreements	68,155	50,658
Loans
Residential mortgages	83,257	71,507
Consumer instalment and other personal	109,030	100,880
Credit card	9,208	8,870
Business and government (Note 2)	87,227	83,481
Debt securities classified as loans	6,189	7,591
	294,911	272,329
Allowance for loan losses (Note 4)	(2,288)	(2,309)
Loans, net of allowance for loan losses	292,623	270,020
Other
Customers’ liability under acceptances	9,293	7,757
Investment in TD Ameritrade	4,942	5,485
Derivatives (Note 6)	51,741	51,675
Goodwill	13,814	14,460
Other intangibles	2,041	2,093
Land, buildings, equipment, and other depreciable assets	4,061	4,247
Other assets	20,657	19,828
	106,549	105,545
Total assets	$664,812	$619,545
LIABILITIES
Deposits
Personal	$255,426	$249,251
Banks	12,073	12,508
Business and government	161,088	145,221
Trading	29,894	22,991
	458,481	429,971
Other
Acceptances	9,293	7,757
Obligations related to securities sold short	24,132	23,695
Obligations related to securities sold under repurchase agreements	32,064	25,426
Derivatives (Note 6)	55,733	53,685
Current income tax payable	36	352
Future income tax liabilities	144	460
Other liabilities	27,422	21,316
	148,824	132,691
Subordinated notes and debentures (Note 8)	12,200	12,506
Liability for preferred shares	580	582
Non-controlling interests in subsidiaries	1,452	1,493
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: July 31, 2011 - 890.1 and Oct. 31, 2010 - 879.7) (Note 9)	17,498	16,730
Preferred shares (millions of shares issued and outstanding: July 31, 2011 - 135.8 and Oct. 31, 2010 - 135.8) (Note 9)	3,395	3,395
Treasury shares - common (millions of shares held: July 31, 2011 - (1.3) and Oct. 31, 2010 - (1.2)) (Note 9)	(104)	(91)
Treasury shares - preferred (millions of shares held: July 31, 2011 - nil and Oct. 31, 2010 - nil) (Note 9)	-	(1)
Contributed surplus	282	305
Retained earnings	23,445	20,959
Accumulated other comprehensive income (loss) (Note 10)	(1,241)	1,005
	43,275	42,302
Total liabilities and shareholders’ equity	$664,812	$619,545
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2011	2010	2011	2010
Interest income
Loans	$3,560	$3,240	$10,394	$9,646
Securities
Dividends	213	187	612	562
Interest	843	783	2,486	2,189
Deposits with banks	85	166	277	497
	4,701	4,376	13,769	12,894
Interest expense
Deposits	1,053	1,113	3,207	3,375
Subordinated notes and debentures	162	167	499	501
Preferred shares and capital trust securities	6	7	19	30
Other	177	168	497	428
	1,398	1,455	4,222	4,334
Net interest income	3,303	2,921	9,547	8,560
Non-interest income
Investment and securities services	652	581	1,989	1,808
Credit fees	173	154	508	479
Net securities gains (losses)	107	10	192	74
Trading income (loss)	(154)	(8)	50	365
Service charges	398	428	1,165	1,259
Loan securitizations (Note 5)	115	110	311	365
Card services	259	216	704	610
Insurance, net of claims	295	239	860	790
Trust fees	39	34	118	113
Other income (loss)	160	59	485	125
	2,044	1,823	6,382	5,988
Total revenue	5,347	4,744	15,929	14,548
Provision for credit losses (Note 4)	374	339	1,131	1,221
Non-interest expenses
Salaries and employee benefits	1,661	1,454	4,988	4,475
Occupancy, including depreciation	312	304	944	897
Equipment, including depreciation	188	214	588	612
Amortization of other intangibles	178	147	524	445
Restructuring costs (Note 13)	-	-	-	17
Marketing and business development	137	140	390	411
Brokerage-related fees	78	76	243	224
Professional and advisory services	229	204	666	523
Communications	69	66	198	187
Other	355	361	1,060	1,109
	3,207	2,966	9,601	8,900
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	1,766	1,439	5,197	4,427
Provision for (recovery of) income taxes	348	310	978	888
Non-controlling interests in subsidiaries, net of income taxes	27	26	78	79
Equity in net income of an associated company, net of income taxes	59	74	182	190
Net income	1,450	1,177	4,323	3,650
Preferred dividends	43	49	132	146
Net income available to common shareholders	$1,407	$1,128	$4,191	$3,504
Average number of common shares outstanding (millions) (Note 14)
Basic	886.6	870.2	883.0	864.4
Diluted	891.2	875.1	887.7	869.6
Earnings per share (dollars) (Note 14)
Basic	$1.59	$1.30	$4.75	$4.05
Diluted	1.58	1.29	4.72	4.03
Dividends per share (dollars)	0.66	0.61	1.93	1.83
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2011	2010	2011	2010
Common shares (Note 9)
Balance at beginning of period	$17,293	$16,012	$16,730	$15,357
Proceeds from shares issued on exercise of stock options	33	35	281	432
Shares issued as a result of dividend reinvestment plan	172	144	487	402
Proceeds from issuance of new shares	-	252	-	252
Balance at end of period	17,498	16,443	17,498	16,443
Preferred shares (Note 9)
Balance at beginning of period	3,395	3,395	3,395	3,395
Shares issued	-	-	-	-
Balance at end of period	3,395	3,395	3,395	3,395
Treasury shares - common (Note 9)
Balance at beginning of period	(104)	(59)	(91)	(15)
Purchase of shares	(348)	(530)	(1,404)	(1,646)
Sale of shares	348	501	1,391	1,573
Balance at end of period	(104)	(88)	(104)	(88)
Treasury shares - preferred (Note 9)
Balance at beginning of period	-	(1)	(1)	-
Purchase of shares	(24)	(14)	(51)	(35)
Sale of shares	24	15	52	35
Balance at end of period	-	-	-	-
Contributed surplus
Balance at beginning of period	276	302	305	336
Net premium (discount) on sale of treasury shares	6	13	10	48
Stock options (Note 11)	-	(2)	(33)	(71)
Balance at end of period	282	313	282	313
Retained earnings
Balance at beginning of period	22,623	19,956	20,959	18,632
Net income	1,450	1,177	4,323	3,650
Common dividends	(585)	(532)	(1,705)	(1,584)
Preferred dividends	(43)	(49)	(132)	(146)
Share issue expenses	-	(4)	-	(4)
Balance at end of period	23,445	20,548	23,445	20,548
Accumulated other comprehensive income (loss) (Note 10)
Balance at beginning of period	(2,153)	(1,181)	1,005	1,015
Other comprehensive income (loss) for the period	912	1,906	(2,246)	(290)
Balance at end of period	(1,241)	725	(1,241)	725
Retained earnings and accumulated other comprehensive income	22,204	21,273	22,204	21,273
Total shareholders’ equity	$43,275	$41,336	$43,275	$41,336
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2011	2010	2011	2010
Net income	$1,450	$1,177	$4,323	$3,650
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	194	234	(91)	231
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	(75)	17	(72)	14
Net change in unrealized foreign currency translation gains (losses) on investments in
subsidiaries, net of hedging activities3,4	146	497	(1,600)	(1,028)
Change in net gains (losses) on derivative instruments designated as cash flow hedges5	834	1,426	34	1,342
Reclassification to earnings of net losses (gains) on cash flow hedges6	(187)	(268)	(517)	(849)
	912	1,906	(2,246)	(290)
Comprehensive income (loss) for the period	$2,362	$3,083	$2,077	$3,360
1
Net of income tax provision of $116 million and tax recovery of $6 million, respectively, for the three and nine months ended July 31, 2011 (three and nine months ended July 31, 2010 - income tax provision of $126 million and $118 million, respectively).

2
Net of income tax provision of $12 million and $9 million, respectively, for the three and nine months ended July 31, 2011 (three and nine months ended July 31, 2010 - income tax recovery of $5 million).

3
Net of income tax recovery of $47 million and tax provision of $349 million, respectively, for the three and nine months ended July 31, 2011 (three and nine months ended July 31, 2010 - income tax recovery of $86 million and income tax provision of $281 million, respectively).

4
Includes $133 million of after-tax losses and $963 million of after-tax gains for the three and nine months ended July 31, 2011, respectively, (three and nine months ended July 31, 2010 -  after-tax losses of $191 million and after-tax gains of $781 million, respectively) arising from hedges of the Bank's investment in foreign operations.

5
Net of income tax provision of $376 million and $22 million, respectively, for the three and nine months ended July 31, 2011 (three and nine months ended July 31, 2010 - income tax provision of $605 million and $619 million, respectively).

6
Net of income tax provision of $64 million and $212 million, respectively, for the three and nine months ended July 31, 2011 (three and nine months ended July 31, 2010 - income tax provision of $99 million and $368 million, respectively).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2011	2010	2011	2010
Cash flows from (used in) operating activities
Net income	$1,450	$1,177	$4,323	$3,650
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 4)	374	339	1,131	1,221
Restructuring costs (Note 13)	-	-	-	17
Depreciation	106	141	341	416
Amortization of other intangibles	178	147	524	445
Net securities losses (gains)	(107)	(10)	(192)	(74)
Net gain on securitizations (Note 5)	(73)	(68)	(189)	(238)
Equity in net income of an associated company	(59)	(74)	(182)	(190)
Non-controlling interests	27	26	78	79
Future income taxes	(147)	(224)	(129)	(222)
Changes in operating assets and liabilities
Current income taxes receivable and payable	347	801	(316)	685
Interest receivable and payable	(232)	(218)	(425)	(266)
Trading securities	1,797	(599)	(5,298)	(4,078)
Derivative assets	(1,533)	(6,713)	(66)	968
Derivative liabilities	700	5,870	2,048	2,239
Other	1,596	1,801	(3)	(276)
Net cash from (used in) operating activities	4,424	2,396	1,645	4,376
Cash flows from (used in) financing activities
Change in deposits	20,545	16,705	28,510	26,863
Change in securities sold short	2,254	2,131	437	5,418
Change in securities sold under repurchase agreements	7,918	1,757	6,638	8,767
Issue of subordinated notes and debentures (Note 8)	-	-	1,000	-
Repayment of subordinated notes and debentures (Note 8)	(308)	-	(1,312)	-
Repayment or redemption of liability for preferred shares and capital trust securities	-	-	(2)	(895)
Translation adjustment on subordinated notes and debentures issued in a foreign currency
and other	4	56	6	1
Common shares issued	28	276	225	585
Sale of treasury shares	378	529	1,453	1,656
Purchase of treasury shares	(372)	(544)	(1,455)	(1,681)
Dividends paid	(456)	(437)	(1,350)	(1,328)
Net cash from (used in) financing activities	29,991	20,473	34,150	39,386
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(2,737)	1,566	2,727	(1,374)
Activity in available-for-sale and held-to-maturity securities
Purchases	(17,808)	(23,534)	(47,564)	(64,118)
Proceeds from maturities	7,198	11,673	24,369	29,840
Proceeds from sales	8,296	3,456	22,169	16,604
Net change in loans, net of securitizations	(15,428)	(9,282)	(26,251)	(16,072)
Proceeds from loan securitizations (Note 5)	3,489	4,501	10,047	11,420
Net purchases of premises, equipment, and other depreciable assets	187	(213)	(155)	(272)
Securities purchased under reverse repurchase agreements	(17,814)	(10,716)	(17,497)	(20,060)
Net cash acquired (paid) from acquisitions (Note 7)	-	-	(3,212)	899
Net cash from (used in) investing activities	(34,617)	(22,549)	(35,367)	(43,133)
Effect of exchange rate changes on cash and cash equivalents	15	20	(103)	(74)
Net increase (decrease) in cash and cash equivalents	(187)	340	325	555
Cash and cash equivalents at beginning of period	3,086	2,629	2,574	2,414
Cash and cash equivalents at end of period, represented by cash
and due from banks	$2,899	$2,969	$2,899	$2,969
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,633	$1,646	$4,685	$4,737
Amount of income taxes paid (refunded) during the period	196	(185)	1,602	583
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 50

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the audited Consolidated Financial Statements for the year ended October 31, 2010 (2010 Consolidated Financial Statements) of The Toronto-Dominion Bank and its subsidiaries (TD or the Bank).
Certain disclosures are included in the MD&A as permitted by GAAP as discussed in the Managing Risk section of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the 2010 Consolidated Financial Statements and the accompanying notes included on pages 86 to 141 of the Bank’s 2010 Annual Report and the shaded sections of the 2010 Management’s Discussion and Analysis (MD&A) included on pages 61 to 69 of the Bank’s 2010 Annual Report. The Interim Consolidated Financial Statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

FUTURE CHANGES IN ACCOUNTING POLICIES
Transition to International Financial Reporting Standards
The Bank will transition from Canadian GAAP to International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. The interim and annual fiscal 2012 Consolidated Financial Statements will include an IFRS opening Consolidated Balance Sheet as at November 1, 2010, fiscal 2011 comparatives, related transitional reconciliations, and note disclosures.
IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure that could significantly impact the Bank’s accounting policies and related business processes. The Bank is continuing its assessment of the full impact of its transition to IFRS.

Note 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the Interim Consolidated Balance Sheet at fair value. These financial instruments include securities and loans held in the trading portfolio, securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part by using valuation techniques, such as internally developed valuation models, which may incorporate non-observable market inputs.
   If there is a difference between the value based on a valuation technique which includes inputs from observable markets, and the initial transaction price, the difference is referred to as inception profit or loss, and is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes significant non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.
   If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until either its fair value becomes positive, at which time it is recorded as a financial asset, or until it is extinguished.

Fair Value Hierarchy
CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. treasury bills and other Canadian and U.S. government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter (OTC) markets.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 51

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Level 2 assets and liabilities generally include Canadian and U.S. government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. Level 3 assets and liabilities generally include retained interests in loan securitizations and certain derivative contracts.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 52

The following table presents as at July 31, 2011 and October 31, 2010, the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value.

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)								As at
	July 31, 2011				Oct. 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$1,827	$8,804	$15	$10,646	$2,625	$5,543	$-	$8,168
Provinces	-	3,581	42	3,623	-	3,213	14	3,227
U.S. federal, state, municipal governments, and agencies debt	1,229	2,436	-	3,665	765	6,546	37	7,348
Other OECD government guaranteed debt	-	5,559	-	5,559	-	4,102	-	4,102
Mortgage-backed securities - residential	-	1,393	-	1,393	-	1,076	-	1,076
Other debt securities
Canadian issuers	22	3,464	59	3,545	16	3,134	51	3,201
Other issuers	-	5,052	228	5,280	-	5,923	82	6,005
Equity securities
Preferred shares	23	31	-	54	27	-	-	27
Common shares	28,123	1,639	-	29,762	23,907	1,044	-	24,951
Retained interests	-	-	1,313	1,313	-	-	1,437	1,437
	$31,224	$31,959	$1,657	$64,840	$27,340	$30,581	$1,621	$59,542
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$8,915	$615	$-	$9,530	$10,850	$398	$-	$11,248
Provinces	-	385	-	385	-	388	-	388
U.S. federal, state, municipal governments, and agencies debt	-	13,750	-	13,750	-	10,792	-	10,792
Other OECD government guaranteed debt	-	12,894	-	12,894	-	11,140	-	11,140
Mortgage-backed securities - residential	-	26,522	-	26,522	-	25,862	-	25,862
Other debt securities
Asset-backed securities	-	21,030	-	21,030	-	20,161	-	20,161
Corporate and other debt	-	17,376	24	17,400	39	16,137	24	16,200
Equity securities
Preferred shares	109	-	-	109	105	-	-	105
Common shares	93	170	-	263	104	123	-	227
Debt securities reclassified from trading2	-	2,462	137	2,599	-	4,164	64	4,228
	$9,117	$95,204	$161	$104,482	$11,098	$89,165	$88	$100,351
Loans1	$-	$297	$15	$312	$-	$245	$28	$273
Derivatives
Interest rate contracts	$42	$26,468	$9	$26,519	$4	$27,469	$46	$27,519
Foreign exchange contracts	475	18,783	22	19,280	385	19,328	170	19,883
Credit contracts	-	106	14	120	-	167	21	188
Equity contracts	2	4,469	599	5,070	11	2,742	557	3,310
Commodity contracts	125	608	19	752	150	620	5	775
	$644	$50,434	$663	$51,741	$550	$50,326	$799	$51,675

FINANCIAL LIABILITIES
Trading deposits	$-	$28,636	$1,258	$29,894	$-	$21,881	$1,110	$22,991
Obligations related to securities sold short	11,470	12,641	21	24,132	10,846	12,819	30	23,695
Derivatives
Interest rate contracts	$43	$24,909	$101	$25,053	$3	$25,632	$122	$25,757
Foreign exchange contracts	361	25,005	25	25,391	452	22,814	85	23,351
Credit contracts	-	175	28	203	-	180	43	223
Equity contracts	-	3,569	952	4,521	-	2,721	922	3,643
Commodity contracts	115	433	17	565	71	630	10	711
	$519	$54,091	$1,123	$55,733	$526	$51,977	$1,182	$53,685
1	Trading securities and loans also include securities and loans, respectively designated as trading under the fair value option.
2
Includes fair value of government and government-insured securities as at July 31, 2011 of nil (October 31, 2010 - $18 million) and other debt securities as at July 31, 2011 of $2,599 million (October 31, 2010 - $4,210 million).

There were no significant transfers between Level 1 and Level 2 during the nine months ended July 31, 2011.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 53

The following table reconciles changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the nine months ended July 31, 2011.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
		unrealized gains (losses)		Movements			Transfers			unrealized
	Fair value								Fair value	gains
	as at								as at	(losses) on
	Nov. 1,	Included	Included				Into	Out of	July 31,	instruments
	2010	in income 1	in OCI	Purchases	Issuances	Other 2	Level 3	Level 3	2011	still held 3
FINANCIAL ASSETS
Trading securities
Government and government-related
securities
Canadian government debt
Federal	$-	$-	$-	$15	$-	$-	$-	$-	$15	$-
Provinces	14	-	-	44	-	(16)	-	-	42	-
U.S. federal, state, municipal
governments, and agencies debt	37	-	-	-	-	(37)	-	-	-	-
Other OECD government
Other debt securities
Canadian issuers	51	4	-	81	-	(73)	10	(14)	59	1
Other issuers	82	12	-	510	-	(310)	79	(145)	228	(12)
Equity securities
Common shares	-	-	-	10	-	(10)	-	-	-	-
Preferred shares	-	-	-	33	-	(33)	-	-	-	-
Retained interests	1,437	114	-	-	403	(641)	-	-	1,313	77
	$1,621	$130	$-	$693	$403	$(1,120)	$89	$(159)	$1,657	$66
Available-for-sale securities
Other debt securities
Asset-backed securities	$-	$-	$-	$66	$-	$(66)	$-	$-	$-	$-
Corporate and other debt	24	-	1	-	-	(3)	2	-	24	1
Debt securities reclassified
from trading	64	4	(6)	-	-	(7)	82	-	137	8
	$88	$4	$(5)	$66	$-	$(76)	$84	$-	$161	$9
Loans4	$28	$24	$-	$3	$-	$(32)	$6	$(14)	$15	$3

FINANCIAL LIABILITIES
Trading deposits	$1,110	$12	$-	$-	$361	$(225)	$-	$-	$1,258	$6
Obligations related to securities
sold short	30	(1)	-	(21)	-	35	5	(27)	21	(20)
Derivatives5	$383	$10	$-	$(220)	$268	$24	$(3)	$(2)	$460	$(53)
1
Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
4	Includes trading loans.
5
Consists of derivative assets of $663 million (October 31, 2010 - $799 million) and derivative liabilities of $1,123 million (October 31, 2010 - $1,182 million), both of which are measured using Level 3 inputs, as at July 31, 2011, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable market inputs.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 54

FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION
Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out in Note 4 to the 2010 Consolidated Financial Statements, and the asset or liability is so designated by the Bank on initial recognition.
The total fair value of securities designated as trading under the fair value option was $3,250 million as at July 31, 2011 (October 31, 2010 - $2,983 million). These securities are recorded in trading securities on the Interim Consolidated Balance Sheet.
The total fair value of loans designated as trading under the fair value option was $28 million as at July 31, 2011 (October 31, 2010 - $85 million) which represents their maximum credit exposure. These loans are recorded in business and government loans on the Interim Consolidated Balance Sheet.
During the three and nine months ended July 31, 2011, income (loss) representing net changes in the fair value of financial assets designated as trading under the fair value option was $22 million and $(5) million, respectively (three and nine months ended July 31, 2010 - $38 million and $25 million, respectively). Income (loss) from financial instruments designated as trading under the fair value option is included in other income on the Interim Consolidated Statement of Income. This income (loss) is primarily offset by the change in the fair value of derivatives used to economically hedge these assets, which is also recorded in other income (loss).

Note 3: SECURITIES

Impairment of Available-for-Sale Securities
Available-for-sale (AFS) securities are written down to fair value through net securities gains (losses) in non-interest income whenever it is necessary to reflect other-than-temporary impairment. In the case of debt securities classified as AFS, a subsequent increase in the fair value that can be objectively related to an event that occurred after the impairment was recognized will result in a reversal of the impairment loss.
For the three and nine months ended July 31, 2011, the Bank recognized impairment losses on AFS securities that were deemed to be other-than-temporary of $2 million and $21 million, respectively (three and nine months ended July 31, 2010 - $25 million and $28 million, respectively). There were no impairment losses related to debt securities in the reclassified portfolio described below for the three and nine months ended July 31, 2011 (three and nine months ended July 31, 2010 - impairment loss of $10 million, primarily offset by gains on credit protection held which were recorded in other income).

Reclassification of Certain Debt Securities - Trading to AFS
During 2008, the Bank changed its trading strategy with respect to certain trading debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008 in accordance with the 2008 Amendments to CICA Handbook   Section 3855.
The fair value of the reclassified debt securities, as at July 31, 2011, was $2,599 million (October 31, 2010 – $4,228 million). For the three and nine months ended July 31, 2011, net interest income of $43 million and $148 million after tax, respectively (three and nine months ended July 31, 2010 – $67 million and $200 million after tax, respectively), was recorded relating to the reclassified debt securities. The change in fair value of these securities during the three and nine months ended July 31, 2011, a decrease of $31 million and $77 million after tax, respectively, was recorded in other comprehensive income (three and nine months ended July 31, 2010 – increase of $8 million and $75 million after tax, respectively). Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income of $31 million and a decrease in net income of $77 million after tax, respectively, for the three and nine months ended July 31, 2011 (three and nine months ended July 31, 2010 – increase of $8 million and $75 million after tax, respectively). The change in fair value was primarily due to sales and maturities in the portfolio. During the three and nine months ended July 31, 2011, reclassified debt securities with a fair value of $740 million and $1,450 million, respectively were sold or matured (three and nine months ended July 31, 2010 – $258 million and $1,049 million, respectively) and $32 million and $45 million after tax, respectively was recorded in securities gains (losses) during the three and nine months ended July 31, 2011 (three and nine months ended July 31, 2010 – $(4) million and $22 million after tax, respectively).

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 55

Reclassification of Certain Debt Securities - HTM to AFS
During the first quarter ended January 31, 2011, the Bank reclassified certain debt securities that were previously classified as held-to-maturity (HTM) to the AFS category. These securities were issued by or guaranteed by certain European governments, and were held by the Bank with full expectation of collecting principal and interest up to the maturity date of the securities.
The debt crisis in Europe had increased the perception of the sovereign risk of certain European governments and had led to a substantial rise in corresponding credit spreads. Therefore, management explored opportunities to exit these positions, and was no longer able to demonstrate its positive intention to hold these securities through to maturity. At the date of reclassification, these securities had an aggregate amortized cost of $925 million and were re-measured to an aggregate fair value of $926 million. As at July 31, 2011, the remaining reclassified securities had an aggregate amortized cost of $737 million and fair value of $739 million.

Unrealized Securities Gains and Losses
The following table summarizes the unrealized securities gains and losses as at July 31, 2011 and October 31, 2010.

Unrealized Securities Gains and Losses
(millions of Canadian dollars)					As at
	July 31, 2011				Oct. 31, 2010
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$9,507	$23	$-	$9,530	$11,232	$19	$3	$11,248
Provinces	369	16	-	385	370	18	-	388
U.S. federal, state, municipal governments, and
agencies debt	13,685	211	27	13,869	10,944	200	29	11,115
Other OECD government guaranteed debt	12,713	187	6	12,894	10,986	170	8	11,148
Mortgage-backed securities - residential	25,633	950	61	26,522	25,405	568	111	25,862
	61,907	1,387	94	63,200	58,937	975	151	59,761
Other debt securities
Asset-backed securities	20,437	625	32	21,030	19,623	554	16	20,161
Corporate and other debt	17,159	268	27	17,400	15,880	344	24	16,200
	37,596	893	59	38,430	35,503	898	40	36,361
Equity securities
Preferred shares	301	15	6	310	326	33	12	347
Common shares	1,565	272	12	1,825	1,609	235	18	1,826
	1,866	287	18	2,135	1,935	268	30	2,173
Debt securities reclassified from trading1	2,434	217	52	2,599	3,928	331	31	4,228
Total available-for-sale securities2	$103,803	$2,784	$223	$106,364	$100,303	$2,472	$252	$102,523

Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal	$87	$-	$-	$87	$422	$-	$-	$422
U.S. federal, state, municipal governments, and
agencies debt	-	-	-	-	127	-	-	127
Other OECD government guaranteed debt	6,570	111	8	6,673	8,570	219	8	8,781
	6,657	111	8	6,760	9,119	219	8	9,330
Other debt securities
Other issuers	526	5	-	531	596	11	-	607
	526	5	-	531	596	11	-	607
Total held-to-maturity securities	$7,183	$116	$8	$7,291	$9,715	$230	$8	$9,937
Total securities	$110,986	$2,900	$231	$113,655	$110,018	$2,702	$260	$112,460
1
Includes fair value of government and government-insured securities as at July 31, 2011 of nil (October 31, 2010 - $18 million) and other debt securities as at July 31, 2011 of $2,599 million (October 31, 2010 - $4,210 million).

2
As at July 31, 2011, certain securities in the available-for-sale portfolio with a carrying value of $1,672 million (October 31, 2010 - $2,004 million) do not have quoted market prices and are carried at cost. The fair value of these securities was $1,882 million (October 31, 2010 - $2,172 million) and is included in the table above.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 56

Note 4: ALLOWANCE FOR CREDIT LOSSES AND LOANS PAST DUE BUT NOT IMPAIRED

Allowance for Credit Losses
The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Interim Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government, and debt securities classified as loans, is deducted from loans on the Interim Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recorded in other liabilities.
The change in the Bank’s allowance for credit and loan losses as at July 31, 2011 and October 31, 2010 is shown in the following table.

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	At	Provision			exchange	Balance
	beginning	for credit			and other	as at end
	of year	losses	Write-offs	Recoveries	adjustments	of period
July 31, 2011
Specific allowance
Residential mortgages	$31	$28	$(29)	$4	$6	$40
Consumer instalment and other personal	117	449	(517)	52	31	132
Credit card	66	281	(321)	32	2	60
Business and government	323	240	(371)	39	24	255
Debt securities classified as loans	140	85	(28)	-	(6)	191
	677	1,083	(1,266)	127	57	678
General allowance
Residential mortgages	35	(9)	-	-	(2)	24
Consumer instalment and other personal	409	12	-	-	(6)	415
Credit card	292	42	-	-	(2)	332
Business and government	1,011	16	-	-	(39)	988
Debt securities classified as loans	163	(13)	-	-	(10)	140
	1,910	48	-	-	(59)	1,899
Allowance for credit losses
Residential mortgages	66	19	(29)	4	4	64
Consumer instalment and other personal	526	461	(517)	52	25	547
Credit card	358	323	(321)	32	-	392
Business and government	1,334	256	(371)	39	(15)	1,243
Debt securities classified as loans	303	72	(28)	-	(16)	331
Total allowance for credit losses	$2,587	$1,131	$(1,266)	$127	$(2)	$2,577
Less: Allowance for off-balance sheet instruments	278	14	-	-	(3)	289
Allowance for loan losses	$2,309	$1,117	$(1,266)	$127	$1	$2,288

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 57

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	At	Provision			exchange	Balance
	beginning	for credit			and other	as at end
	of year	losses	Write-offs	Recoveries	adjustments	of period
Oct. 31, 2010
Specific allowance
Residential mortgages	$34	$25	$(35)	$3	$4	$31
Consumer instalment and other personal	112	669	(762)	74	24	117
Credit card	71	410	(457)	39	3	66
Business and government	296	494	(512)	24	21	323
Debt securities classified as loans	45	128	(24)	-	(9)	140
	558	1,726	(1,790)	140	43	677
General allowance
Residential mortgages	18	17	-	-	-	35
Consumer instalment and other personal	424	(9)	-	-	(6)	409
Credit card	302	(2)	-	-	(8)	292
Business and government	1,060	(10)	-	-	(39)	1,011
Debt securities classified as loans	277	(97)	-	-	(17)	163
	2,081	(101)	-	-	(70)	1,910
Allowance for credit losses
Residential mortgages	52	42	(35)	3	4	66
Consumer instalment and other personal	536	660	(762)	74	18	526
Credit card	373	408	(457)	39	(5)	358
Business and government	1,356	484	(512)	24	(18)	1,334
Debt securities classified as loans	322	31	(24)	-	(26)	303
Total allowance for credit losses	$2,639	$1,625	$(1,790)	$140	$(27)	$2,587
Less: Allowance for off-balance sheet instruments	271	11	-	-	(4)	278
Allowance for loan losses	$2,368	$1,614	$(1,790)	$140	$(23)	$2,309

Covered Loans
Loans subject to loss sharing agreements with the Federal Deposit Insurance Corporation (“FDIC”) are considered FDIC covered loans. The amount expected to be reimbursed by the FDIC is considered an indemnification asset. The allowance for credit losses related to FDIC covered loans are determined gross of the indemnification asset, and the provision for credit losses is determined net of indemnification asset when applicable. As at July 31, 2011, the balances of FDIC covered loans and the indemnification asset were $1.3 billion and $111 million, respectively (October 31, 2010 - $1.7 billion and $168 million, respectively).

Loans Past Due but not Impaired
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower. Debt securities classified as loans and acquired impaired loans are considered to be contractually past due when actual cash flows are less than those cash flows expected at acquisition.
The following table summarizes loans that are past due but not impaired as at July 31, 2011 and October 31, 2010, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.5 billion as at July 31, 2011 (October 31, 2010 - $1.7 billion), of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired
(millions of Canadian dollars)								As at
	July 31, 2011				Oct. 31, 2010
	1 to 30	31 to 60	61 to 89		1 to 30	31 to 60	61 to 89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$889	$461	$108	$1,458	$849	$381	$94	$1,324
Consumer instalment and other personal	6,025	823	172	7,020	4,879	788	175	5,842
Credit card	465	79	46	590	405	81	46	532
Business and government	1,647	267	113	2,027	1,850	544	174	2,568
Total	$9,026	$1,630	$439	$11,095	$7,983	$1,794	$489	$10,266

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 58

Note 5: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity for the three and nine months ended July 31. In most cases, the Bank retained the responsibility for servicing the assets securitized.

Securitization Activity
(millions of Canadian dollars)					For the three months ended
	July 31, 2011				July 31, 2010
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans 1	loans	Total	loans	loans	loans	Total
Gross proceeds	$3,859	$784	$115	$4,758	$4,463	$1,000	$38	$5,501
Retained interests recognized	116	21	3	140	142	25	1	168
Cash flows received on retained interests	227	16	-	243	197	16	-	213
					For the nine months ended
Gross proceeds	$10,925	$2,343	$267	$13,535	$11,715	$3,316	$112	$15,143
Retained interests recognized	337	59	7	403	425	72	2	499
Cash flows received on retained interests	678	50	1	729	590	50	-	640
1	Include automobile loan securitizations acquired as part of the Chrysler Financial acquisition. No automobile loans were securitized during the quarter.

The following tables summarize the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and nine months ended  July 31.

Securitization Gain (Loss) and Income on Retained Interests
(millions of Canadian dollars)					For the three months ended
	July 31, 2011				July 31, 2010
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans 1	loans	Total	loans	loans	loans	Total
Gain (loss) on sale	$52	$21	$-	$73	$43	$25	$-	$68
Income on retained interests2	41	-	1	42	40	2	-	42
Total	$93	$21	$1	$115	$83	$27	$-	$110
					For the nine months ended
Gain (loss) on sale	$130	$59	$-	$189	$167	$72	$(1)	$238
Income on retained interests2	118	3	1	122	115	12	-	127
Total	$248	$62	$1	$311	$282	$84	$(1)	$365
1
Include income on retained interests relating to automobile loan securitizations acquired as part of the Chrysler Financial acquisition. The notes issued by the U.S. securitization structures were fully repaid during the quarter and the excess collateral was returned to the Bank.

2
Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income (retained interests related to automobile loans are classified as AFS debt securities and changes in fair value are recorded in other comprehensive income).

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions
			2011			2010
	Residential		Commercial	Residential		Commercial
	mortgage	Personal	mortgage	mortgage	Personal	mortgage
	loans	loans	loans	loans	loans	loans
Prepayment rate1	19.0%	5.3%	0.0%	19.1%	5.0%	0.0%
Discount rate	3.6	3.9	4.5	3.6	3.7	4.1
Expected credit losses2	-	0.0	-	-	0.0	-
1	Represents monthly payment rate for secured personal loans.
2	There are no expected credit losses for residential and commercial mortgage loans as the loans are government guaranteed.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 59

During the three months ended July 31, 2011, there were maturities of previously securitized loans and receivables of $1,269 million (three months ended July 31, 2010 - $1,000 million). Proceeds from new securitizations were $3,489 million for the three months ended July 31, 2011 (three months ended July 31, 2010 - $4,501 million). During the nine months ended July 31, 2011, there were maturities of previously securitized loans and receivables of $3,488 million (nine months ended July 31, 2010 - $3,723 million). Proceeds from new securitizations were $10,047 million for the nine months ended July 31, 2011 (nine months ended July 31, 2010 - $11,420 million).

Note 6: DERIVATIVES

The following table summarizes hedge ineffectiveness results for the three and nine months ended July 31.

Hedge Ineffectiveness Results
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2011	2010	2011	2010
Net gain (loss) arising from fair value hedges	$(1.6)	$1.8	$5.1	$(4.5)
Net gain (loss) arising from cash flow hedges	0.3	0.1	3.5	5.5

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedges are recorded in other income on the Interim Consolidated Statement of Income. During the three and nine months ended July 31, 2011, the amounts excluded from the assessment of hedge effectiveness were gains of $10 million and $14 million, respectively (three and nine months ended July 31, 2010 - losses of $32 million and $85 million, respectively). During the three and nine months ended July 31, 2011 and July 31, 2010, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.
As at July 31, 2011, the Bank expects an estimated $697 million of net gain (July 31, 2010 - $652 million of net gain) reported in other comprehensive income to be reclassified to net income over the next 12 months. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 28 years. During the three and nine months ended July 31, 2011 and July 31, 2010, there were no significant instances where forecasted transactions failed to occur.

Note 7: ACQUISITIONS AND OTHER

a) Acquisition of Chrysler Financial
On April 1, 2011, the Bank acquired 100% of the outstanding common shares of Chrysler Financial for cash consideration of approximately $6.3 billion. The acquisition was accounted for by the purchase method. The results of Chrysler Financial from the acquisition date to July 31, 2011 have been consolidated with the Bank’s results for the period ended July 31, 2011. As at April 1, 2011, the acquisition contributed $3.1 billion of net cash and cash equivalents, $7.3 billion of loans, $2.3 billion of other assets, and $6.6 billion of liabilities. Included in loans is $1.0 billion of acquired impaired loans. The estimated fair value for loans reflects the expected credit losses at the acquisition date. The excess of the fair value of the identifiable assets acquired over that of the liabilities assumed of approximately $0.2 billion has been allocated to goodwill. The acquired loans are included in consumer instalment and other personal loans. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

b) TD Ameritrade Holding Corporation
As at July 31, 2011, the Bank’s reported investment in TD Ameritrade Holding Corporation (TD Ameritrade) was 43.8% (October 31, 2010 - 45.9%) of the issued and outstanding shares of TD Ameritrade.
During the three months ended July 31, 2011, the Bank did not sell any shares of TD Ameritrade. During the nine months ended July 31, 2011, the Bank sold 17.3 million shares of TD Ameritrade and recognized a gain of $8.1 million on this sale.

Note 8: SUBORDINATED NOTES AND DEBENTURES

On June 15, 2011, US$200 million subordinated notes of a subsidiary of the Bank matured.
During the quarter, subsidiaries of the Bank redeemed US$122 million of junior subordinated debentures.
On February 22, 2011, a subsidiary of the Bank redeemed US$4 million of junior subordinated debentures.
On January 18, 2011, the Bank redeemed all of its outstanding $1 billion 4.317% medium term notes due January 18, 2016 at a redemption price of 100% of the principal amount. The issue qualified as Tier 2 regulatory capital.
On November 2, 2010, the Bank issued $1 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 3.367% until November 2, 2015 and the bankers’ acceptance rate plus 1.25% thereafter until maturity on November 2, 2020. The notes are redeemable at the Bank’s option, subject to regulatory consent, at par on November 2, 2015 and any interest payment date thereafter. The Bank has included the issue as Tier 2 regulatory capital.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 60

Note 9: SHARE CAPITAL

The following table summarizes the shares issued, outstanding, and held as at July 31, 2011 and October 31, 2010.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	As at
	July 31, 2011		Oct. 31, 2010
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance at beginning of year	879.7	$16,730	859.6	$15,357
Proceeds from shares issued on exercise of stock options	4.2	281	8.1	521
Shares issued as a result of dividend reinvestment plan	6.2	487	7.7	546
Proceeds from issuance of new shares	-	-	3.6	252
Shares issued on acquisitions	-	-	0.7	54
Balance at end of period - common shares	890.1	$17,498	879.7	$16,730
Preferred Shares - Class A
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	10.0	250	10.0	250
Series Y	10.0	250	10.0	250
Series AA	10.0	250	10.0	250
Series AC	8.8	220	8.8	220
Series AE	12.0	300	12.0	300
Series AG	15.0	375	15.0	375
Series AI	11.0	275	11.0	275
Series AK	14.0	350	14.0	350
Balance at end of period - preferred shares	135.8	$3,395	135.8	$3,395
Treasury Shares - Common1
Balance at beginning of year	(1.2)	$(91)	(0.8)	$(15)
Purchase of shares	(18.0)	(1,404)	(30.6)	(2,158)
Sale of shares	17.9	1,391	30.2	2,082
Balance at end of period - treasury shares - common	(1.3)	$(104)	(1.2)	$(91)
Treasury Shares - Preferred1
Balance at beginning of year	-	$(1)	-	$-
Purchase of shares	(1.9)	(51)	(2.3)	(63)
Sale of shares	1.9	52	2.3	62
Balance at end of period - treasury shares - preferred	-	$-	-	$(1)
1	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in shareholders’ equity.

Note 10: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at July 31, 2011 and October 31, 2010.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)		As at
	July 31	Oct. 31
	2011	2010
Net unrealized gain (loss) on available-for-sale securities, net of hedging activities	$1,030	$1,193
Net unrealized foreign currency translation gain (loss) on investments in subsidiaries, net of hedging activities	(4,501)	(2,901)
Net gain (loss) on derivatives designated as cash flow hedges	2,230	2,713
Total	$(1,241)	$1,005

Note 11: STOCK-BASED COMPENSATION

For the three and nine months ended July 31, 2011, the Bank recognized compensation expense for stock option awards of $6 million and $23 million, respectively (three and nine months ended July 31, 2010 - $5 million and $24 million, respectively).

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 61

During the three months ended July 31, 2011 and July 31, 2010, no options were granted by the Bank. During the nine months ended July 31, 2011, 1.7 million (nine months ended July 31, 2010 - 1.7 million) options were granted by the Bank with a weighted-average fair value of $15.47 per option (nine months ended July 31, 2010 - $14.09 per option).
The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following table summarizes the assumptions used for estimating fair value of options for the nine months ended July 31.

Assumptions Used for Estimating Fair Value of Options
	For the nine months ended
	July 31, 2011		July 31, 2010
Risk-free interest rate	2.7%		2.7%
Expected option life	6.2	years	6.2	years
Expected volatility	26.6%		26.6%
Expected dividend yield	3.34%		3.24%

Note 12: EMPLOYEE FUTURE BENEFITS

The following tables summarize expenses for the Bank’s principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank’s significant other pension and retirement plans, for the three and nine months ended July 31.

Employee Future Benefit Plans' Expenses
(millions of Canadian dollars)	For the three months ended
			Principal Non-Pension
			Post-Retirement		Other Pension and
	Principal Pension Plans		Benefit Plan		Retirement Plans 1
	July 31	July 31	July 31	July 31	July 31	July 31
	2011	2010	2011	2010	2011	2010
Net pension expense includes the following components:
Benefits earned by employees	$36	$25	$2	$2	$4	$3
Interest cost on projected benefit obligation	42	39	6	6	28	18
Expected return on plan assets2	(45)	(43)	-	-	(25)	(15)
Actuarial losses (gains) recognized in expense	15	7	1	-	4	2
Amortization of plan amendment costs	2	3	(2)	(1)	1	1
Total	$50	$31	$7	$7	$12	$9
	For the nine months ended
Net pension expense includes the following components:
Benefits earned by employees	$110	$75	$8	$6	$9	$7
Interest cost on projected benefit obligation	126	117	18	18	59	50
Expected return on plan assets2	(137)	(127)	-	-	(48)	(38)
Actuarial losses (gains) recognized in expense	46	21	1	-	12	6
Amortization of plan amendment costs	7	7	(4)	(3)	3	3
Total	$152	$93	$23	$21	$35	$28
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and Supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

2
The actual return on plan assets for the principal pension plans was $75 million and $356 million, respectively, for the three and nine months ended July 31, 2011 (three and nine months ended July 31, 2010 - $103 million and $252 million, respectively).

CASH FLOWS
The following table summarizes the Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plan during the three and nine months ended July 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2011	2010	2011	2010
Principal pension plans	$43	$39	$140	$121
Principal non-pension post-retirement benefit plan	3	3	8	7
Other pension and retirement plans	4	3	12	8
Total	$50	$45	$160	$136

As at July 31, 2011, the Bank expects to contribute an additional $50 million to its principal pension plans, $3 million to its principal non-pension post-retirement benefit plan, and $4 million to its other pension and retirement plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 62

Note 13: INTEGRATION AND RESTRUCTURING CHARGES

As a result of acquisitions by the Bank and related integration and restructuring initiatives, the Bank incurred integration charges of $55 million and $106 million, respectively, during the three and nine months ended July 31, 2011 (three and nine months ended July 31, 2010 - $8 million and $62 million, respectively). Integration charges include costs related to information technology, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding), and integration-related travel costs. In the Interim Consolidated Statement of Income, integration charges are included in non-interest expenses.
During the three and nine months ended July 31, 2011, there were no restructuring charges incurred by the Bank (three and nine months ended July 31, 2010 - nil and $17 million, respectively). Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs.

Note 14: EARNINGS PER SHARE

The following table presents the Bank’s basic and diluted earnings per share for the three and nine months ended July 31.

Basic and Diluted Earnings per Share
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2011	2010	2011	2010
Basic earnings per share
Net income available to common shareholders	$1,407	$1,128	$4,191	$3,504
Average number of common shares outstanding (millions)	886.6	870.2	883.0	864.4
Total (dollars)	$1.59	$1.30	$4.75	$4.05

Diluted earnings per share
Net income available to common shareholders	$1,407	$1,128	$4,191	$3,504
Average number of common shares outstanding (millions)	886.6	870.2	883.0	864.4
Stock options potentially exercisable as determined under the treasury stock
method	4.6	4.9	4.7	5.2
Average number of common shares outstanding - diluted	891.2	875.1	887.7	869.6
Total (dollars)1	$1.58	$1.29	$4.72	$4.03
1
For the nine months ended July 31, 2011, the computation of diluted earnings per share did not exclude any options as there were no options where the option price was greater than the average market price of the Bank’s common shares. For the nine months ended July 31, 2010, the computation of diluted earnings per share excluded weighted-average options outstanding of 3.6 million with a weighted-average exercise price of $70.48 as the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 63

Note 15: SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C) including TD Canada Trust, TD Insurance and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking (U.S. P&C), including TD Bank, America's Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. Integration charges related to the acquisition of Chrysler Financial and the Bank’s other activities are grouped into the Corporate segment.
Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from CAD P&C to U.S. P&C for segment reporting purposes. Also effective the first quarter of 2011, the Bank has implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results were not reclassified.
Effective July 4, 2011, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking and Auto Finance, TD to the Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. The Bank is currently finalizing its future reporting format and will update these results for segment reporting purposes effective the first quarter of fiscal 2012. These changes will be applied retroactively to 2011.

The following table summarizes the segment results for the three and nine months ended July 31.

Results by Business Segment
(millions of Canadian dollars, except as noted)										For the three months ended
	Canadian Personal				U.S. Personal
	and Commercial		Wealth		and Commercial		Wholesale
	Banking		Management		Banking		Banking		Corporate		Total
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Net interest income (loss)	$1,865	$1,819	$108	$93	$1,062	$909	$419	$430	$(151)	$(330)	$3,303	$2,921
Non-interest income	903	827	581	523	410	314	39	146	111	13	2,044	1,823
Provision for (reversal of)
credit losses	204	236	-	-	168	131	6	(16)	(4)	(12)	374	339
Non-interest expenses	1,258	1,222	485	447	887	724	333	323	244	250	3,207	2,966
Income (loss) before
income taxes	1,306	1,188	204	169	417	368	119	269	(280)	(555)	1,766	1,439
Provision for (recovery of)
income taxes	352	347	57	52	100	86	11	90	(172)	(265)	348	310
Non-controlling interests
in subsidiaries, net of
income taxes	-	-	-	-	-	-	-	-	27	26	27	26
Equity in net income of an
associated company,
net of income taxes	-	-	48	62	-	-	-	-	11	12	59	74
Net income (loss)	$954	$841	$195	$179	$317	$282	$108	$179	$(124)	$(304)	$1,450	$1,177
Total assets (billions of
Canadian dollars)
Balance sheet	$214.1	$195.6	$20.1	$20.1	$184.5	$167.8	$218.1	$189.5	$28.0	$30.5	$664.8	$603.5
Securitized1	67.7	63.3	-	-	-	-	4.0	3.9	(20.8)	(18.0)	50.9	49.2
(millions of Canadian dollars)		For the nine months ended
Net interest income (loss)	$5,452	$5,280	$317	$239	$3,187	$2,617	$1,178	$1,399	$(587)	$(975)	$9,547	$8,560
Non-interest income	2,556	2,423	1,765	1,579	1,046	923	592	798	423	265	6,382	5,988
Provision for (reversal of)
credit losses	608	807	-	-	541	500	19	2	(37)	(88)	1,131	1,221
Non-interest expenses	3,699	3,603	1,482	1,345	2,516	2,147	1,081	1,071	823	734	9,601	8,900
Income (loss) before
income taxes	3,701	3,293	600	473	1,176	893	670	1,124	(950)	(1,356)	5,197	4,427
Provision for (recovery of)
income taxes	995	971	170	144	236	185	145	353	(568)	(765)	978	888
Non-controlling interests
in subsidiaries, net of
income taxes	-	-	-	-	-	-	-	-	78	79	78	79
Equity in net income of an
associated company,
net of income taxes	-	-	153	161	-	-	-	-	29	29	182	190
Net income (loss)	$2,706	$2,322	$583	$490	$940	$708	$525	$771	$(431)	$(641)	$4,323	$3,650
1	Securitized assets continue to be reported under the segments the original loans originated from.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 64

Note 16: CONTINGENCIES

The Bank has been named as a defendant in four putative nationwide class actions in the United States challenging the manner in which it calculates and collects overdraft fees. The actions have all been transferred to the United States District Court for the Southern District of Florida for pre-trial proceedings in conjunction with similar actions pending against other banks. Plaintiffs challenge generally, but not exclusively, the manner in which debit transactions are batched and posted, by high to low amount rather than time of transaction. They claim that the posting method and related practices breach an implied covenant of good faith in the customer agreement, constitute unfair and deceptive acts and practices, cause a conversion of the customers’ property, and otherwise render the Bank liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. The Bank’s motion to dismiss the actions has been denied, and discovery has commenced. Due to the stage of the litigation and discovery, the Bank is unable to determine the amount of, or a range of, any potential loss.

Note 17: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
During the nine months ended July 31, 2011, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. The Bank’s regulatory capital position as at July 31, 2011 and October 31, 2010 was as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
July 31, 2011		Oct. 31, 2010
Tier 1 capital	$26,764	$24,386
Tier 1 capital ratio1	12.9%	12.2%
Total capital2	$33,935	$31,070
Total capital ratio3	16.3%	15.5%
Assets-to-capital multiple4	17.4	17.5
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

Note 18: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section of the MD&A in this report relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements. For a complete discussion of the Bank’s risk management policies and procedures also refer to the shaded sections of the Managing Risk section of the 2010 MD&A.

Note 19: SUBSEQUENT EVENT

On August 15, 2011, the Bank announced a definitive agreement under which the Bank will purchase the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities. The Bank will pay a premium of approximately $100 million on an expected $8.5 billion of credit card receivables at closing.
   This transaction is expected to close in the first quarter of fiscal 2012, subject to regulatory approvals and the satisfaction of customary closing conditions. Prior to close, the Bank expects to issue up to 8 million common shares for capital management purposes, subject to customary over-allotments and market conditions. This transaction is expected to have a 20-basis-point negative impact to the Bank’s Tier 1 capital ratio on closing, on a pro forma basis, as at April 30, 2011 and after the intended common share issuance.

TD BANK GROUP • THIRD QUARTER 2011 REPORT TO SHAREHOLDERS	Page 65

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or
www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.bnymellon.com/shareowner/equityaccess

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on September 1, 2011. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2011.jsp on September 1, 2011, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3416 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2011.jsp. Replay of the teleconference will be available from 6 p.m. ET on September 1, 2011, until October 3, 2011, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4463451, followed by the pound key.

Annual Meeting
Thursday, March 29, 2012
Toronto, Ontario (simulcast in New York, New York)